TSC TRACTOR SUPPLY Co

Foundational Values

2012 ANNUAL REPORT





Out Here We Keep It Real





About Tractor Supply Company

Tractor Supply is the largest operator of retail farm and ranch stores in the United States. At December 29, 2012, the Company operated 1,176 stores in 45 states and a website at TractorSupply.com. We are a growth company, and our research indicates we have an opportunity to grow to 2,100 domestic Tractor Supply store locations.

OUR FOCUS Tractor Supply is focused on supplying the lifestyle needs of recreational farmers and ranchers and serving the maintenance needs of those who enjoy the rural lifestyle as well as tradesmen and small businesses. Tractor Supply customers are home, land and pet owners that are likely to have above average incomes with below average costs of living.

OUR STORES Our stores are located in towns outlying major metropolitan markets and in rural communities. Our store format has an average of 16,100 square feet inside and 18,000 square feet of outside selling space. We expect to open 100 to 105 stores in 2013 and believe that we are well-positioned to reach our long-term target of 2,100 stores.

OUR MERCHANDISE As we are serving a very specific niche, we offer a comprehensive, yet tailored, assortment of products:

- Equine, livestock, pet and small animal products, including items necessary for their health, care, growth and containment
- Hardware, tool, truck and towing products
- Seasonal products, including lawn and garden items, power equipment, gifts and toys
- Maintenance products for agricultural and rural use
- Work/recreational clothing and footwear

STORE COUNT BY STATE:


19
3
1
2
24
7
6
12
3
14
11
28
132
2
10
7
17
17
24
15
16
19
68
42
40
75
45
65
46
43
23
38
55
28
65
70
15
6
16
12
1
9
11
3
11

A History of Growth

2000		2012
$759	Sales (IN MILLIONS)	**$4,664**
305	Store Count	**1,176**
3.9	Square Footage (IN MILLIONS)	**18.9**
$2.6	Sales/Store (IN MILLIONS)	**$4.0**
$200	Gross Margin (IN MILLIONS)	**$1,566**
$16.4	Net Income (IN MILLIONS)	**$276.5**
$1.04	Stock Price (SPLIT ADJUSTED)	**$87.47**





Tractor Supply's Mission is "to work hard, have fun and make money by providing legendary service and great products at everyday low prices."

Friends and Colleagues:

Over the past twelve years, I have had the honor and privilege of working with and serving Tractor Supply Company's 17,000 plus team members and loyal shareholders through the most successful growth period in the Company's 75-year history.

The Company has grown from 305 stores in 28 states, approximately 4,000 team members and $759 million in sales in 2000, to 1,176 stores in 45 states, more than 17,000 team members and $4.7 billion in sales in 2012.

The process of getting from "there" to "here" included several planned strategic phases, which could be described as Fixing, Adding, Upgrading and Optimizing. Through each of these phases, however, there have been a number of constants—a steadfast commitment to the Company's Mission and Values, a dedication to creating an environment of continuous improvement capable of consistently increasing shareholder value over the long term and an unwavering commitment to serving both our front-line team members and our customers.

Our planned leadership transition was announced in September, but the Board of Directors, management and I had been preparing for Greg Sandfort's transition to the role of Chief Executive Officer for quite some time. Greg is a seasoned retail leader and has played a significant role in Tractor Supply's success over the past five years. He has built and developed a solid management team to support the Company's direction and strategic initiatives for many years to come. I look forward to my new role at Tractor Supply—leading the Board and supporting Greg in his new position as Chief Executive Officer.

To our dedicated team members, our loyal customers, our dependable vendors and our long-term shareholders, I would like to convey my sincere gratitude for your continued commitment to Tractor Supply Company and the opportunity to serve you over the past twelve years.

Jim Wright
Executive Chairman of the Board

A Proud Tradition

To Our Stakeholders:

In our stakeholder letter a year ago, we spoke of the momentum Tractor Supply Company has built in our business. I am delighted to report that the momentum continued throughout 2012, as we completed yet another record-breaking year by nearly every measure.

We continue to be pleased with the broad-based strength of our business and the Company performed well across categories, geographies and ages of stores. Our core businesses remained strong throughout 2012, and we successfully managed through a wide array of variables.

Our core businesses remained strong throughout 2012, and we successfully managed through a wide array of variables.

Continued strong performance...

Over the past three years, Tractor Supply has made considerable progress in several key areas...

STORE COUNT: We opened 93 stores in 2012, including our first three stores in Colorado, and have opened 246 stores over the past three years. The Company ended the year with 1,176 stores in 45 states, compared to 1,085 stores in 44 states at the end of 2011. We plan to continue growing square footage at a pace of approximately 8% per year, which we have demonstrated is a very manageable pace of growth, toward our domestic Tractor Supply opportunity of 2,100 stores.

SAME-STORE SALES AND REVENUE: Same-store sales growth exceeded 5% for the third consecutive year. For 2012, the Company delivered a solid 5.3% increase in same-store sales, successfully cycling last year's strong 8.2% same-store sales gain. Revenue grew 10.2% to $4.66 billion, or 11.6% excluding an extra sales week in fiscal 2011. Revenue has grown 45% over the past three years, from $3.21 billion in 2009 to $4.66 billion in 2012.

SAME-STORE TRANSACTION COUNT: The Company achieved its 19th consecutive quarter of year-over-year same-store transaction count increases in the fourth quarter of 2012. For the full-year 2012, same-store transaction count grew by 3.0% on top of a 5.0% increase last year.

OPERATING MARGIN: Operating margin improved to a Company record of 9.4% in 2012 compared to 8.3% in 2011. We believe the Company has opportunity for further growth in its operating margin, driven by initiatives designed to increase sales, improve gross margin and leverage selling, general and administrative expense, and have recently revised our target to 10.5%.

EARNINGS PER SHARE: Earnings per diluted share grew by more than 26% to a Company record of $3.80 per diluted share in 2012 compared to $3.01 per diluted share in 2011.

CAPITAL ALLOCATION: Tractor Supply continued to return value to its shareholders through its dividend and share repurchase programs, while continuing to fund its growth through investments in infrastructure. In 2012, Tractor Supply increased its quarterly cash dividend by 67%, to $0.20 per share from $0.12 per share previously. The Company also continued to return cash to shareholders, repurchasing a Company record of $272 million of Tractor Supply stock during the year.

Tractor Supply Company executed better in 2012 than at any time in its 75-year history. Much of the momentum in our business is a result of the many structural changes we have made over the past several years, changes that have strengthened our foundation. However, we continue to work relentlessly to achieve continuous improvement,



and our steadfast commitment to our foundational values remains a vital ingredient to our success.

Continuous improvement...

For many years, Tractor Supply Company has operated under a clear Mission Statement and an unwavering set of Values that enable us to drive continuous improvement throughout the organization. Our Mission to *"work hard, have fun and make money by providing legendary service and great products at everyday low prices"* is deeply ingrained in the culture of Tractor Supply. Our Values are the foundation upon which Tractor Supply Company stands and the principles that guide all of our team members as we work to grow and improve our business on a daily basis. The Company's steadfast commitment to these guiding Values was one of the key reasons I decided to join the team in 2007.

Today, we remain firmly committed to our Mission and Values and continue to manage our business to drive continuous improvement. Examples of these Values in practice are:

Winning Attitude and Teamwork: At Tractor Supply, we place great emphasis on ensuring a good fit between our team members and our customers to foster strong relationships. Hiring our customers as our team members is a key to delivering the perfect in-store experience. We also foster a collaborative environment throughout the organization. What differentiates Tractor Supply from many of our competitors is the friendly, genuine service and seasoned advice offered by our 17,000 plus team members. These factors have been instrumental to our success and have rewarded us with strong customer loyalty and increased market share. In 2012 for instance, our stores processed more than 100 million customer transactions and our year-over-year customer loyalty scores increased every month.

We remain firmly committed to our Mission and Values and continue to manage our business to drive continuous improvement throughout the organization.

Change and Development: Tractor Value System ("TVS") is our adaption of LEAN principles, which we employ to drive continuous improvement throughout our business. TVS provides a structured forum for those team members closest to the work to review and improve processes in an effort to eliminate waste, excess time and confusion. One example of our commitment to continuous improvement is what we call our Correction-of-Error ("COE") Process. Tractor Supply has utilized COE for several years, whereby cross-functional teams meet at the end of every ad or major seasonal event and discuss what went right with each and, more importantly, where we need to improve in order to better meet the needs of our customers. This process, which facilitates teamwork and collaboration, guides our planning for the next annual ad, event or season and is just one example of how we actively foster continuous improvement.

Initiative and Communication: Tractor Supply's ability to manage through varying weather conditions is better today than in the past. This is due, in part, to expansion of our geographic footprint and broader dispersion of our stores, as well as the growth and stability of our core categories, which have reduced the seasonality of our overall business. We have improved our ability to anticipate, prepare, execute and react to the trends that we see in our business. For example, during the past two years we have seen significant regional droughts that have impacted sales of outdoor power equipment. Yet


4020

We Are Positioned for Growth







Strategy for Continued Growth

We are a growth company, and our research indicates we have an opportunity to grow to 2,100 domestic Tractor Supply store locations.


855
930
1,001
1,085
1,176
'08
'09
'10
'11
'12
Number of Stores


$3,008
$3,207
$3,638
$4,233
$4,664
'08
'09
'10
'11
'12
Net Sales
($ IN MILLIONS)

our teams quickly identified, reacted and allocated drought-relief products into the most affected markets, taking care of customers in need.

Investing for the future...

Our rigorous strategic planning process is a critical factor in focusing us collectively on the initiatives that drive our success. On an annual basis, we refine our key strategic initiatives into an updated strategic plan that is shared with and approved by our Board of Directors. This process keeps us clearly focused on our business strengths, weaknesses, opportunities and threats. It also helps us align the timing and magnitude of the infrastructure investments that will be instrumental in driving and managing our ongoing growth. Some key areas of investment in this regard are:

Distribution Centers: We continue to build out our distribution center network, which is one of the most vital components of our ability to support our growing portfolio of stores. In 2011, we opened our seventh facility in Franklin, Kentucky. Currently, we are in the process of relocating our Southeast distribution center to Macon, Georgia, which will provide greater efficiencies and cost savings in the Southeast corridor and improved access to a major East Coast ocean port. Our next distribution center project, slated to start in 2014 and to be completed in 2015, will be constructing a facility to support our growth in the Western United States.

Tractor Supply continued to return value to its shareholders through the Company's dividend and share repurchase programs, while continuing to fund its growth through investments in infrastructure.

Multi-channel Operations: Digital media provides Tractor Supply another means to interact with our customers and better meet their needs by catering to where, when and how they want to engage. As we work to better understand our customers' needs, we expect multi-channel operations to play an increasingly important role. Given the importance of improving the overall Tractor Supply customer experience and enhancing our business, we are currently in the process of upgrading our current platform to a more robust multi-channel platform that will allow us to better anticipate and meet our customers' diverse

Out Here It's All About Lifestyle

Customers visit Tractor Supply for products they can trust to get the job done and for friendly advice from our team members.



$955
$1,042
$1,204
$1,407
$1,566
'08
'09
'10
'11
'12

Gross Margin
($ IN MILLIONS)



$1.44
$1.63
$2.25
$3.01
$3.80
'08
'09
'10
'11
'12

Net Income per Diluted Share

and growing needs. This new platform will be designed to complement our retail stores, which we expect will improve the overall customer experience and, ultimately, provide our customers access to Tractor Supply 24 hours a day, seven days per week.

Tractor Supply's Mission and Values have transformed Tractor Supply into the company it is today—a more sophisticated and much stronger company with a bright future ahead of it.

Stewardship: Our Stewardship Program is also a strategic priority for Tractor Supply, and I am very pleased with the progress we have made in becoming a more environmentally sustainable company. In 2012 for instance, we implemented further efficiencies in our transportation network, worked to reduce energy consumption in our stores and expanded our recycling programs. Stewardship is a natural extension of our Mission and Values, as our commitment to doing the "right thing" means that we must consider how our business practices impact the environment and the communities we serve. With its strong emphasis on improving efficiency, reducing costs and eliminating waste, our Stewardship Program is also a natural extension of the Tractor Value System and offers important benefits for all of our stakeholders.

I would like to thank each of our stakeholders—our team members, customers, vendors and shareholders—for your continued commitment to Tractor Supply Company. I would also like to thank Jim Wright for his leadership and dedication to our Company over the past twelve years. Jim's vision, passion, work ethic and unwavering commitment to Tractor Supply's Mission and Values have transformed Tractor Supply into the company it is today—a more sophisticated and much stronger company with a bright future ahead of it.

Greg Sandfort
President and Chief Executive Officer




CLEARANCE 7' 2"
F O R D
POSTED

We Live a Culture That Endures





Practicing Stewardship

Stewardship is a natural extension of our Mission and Values, as our commitment to doing the "right thing" means that we must consider how our business practices impact the environment and the communities we serve.



Our Stewardship Vision

At Tractor Supply Company, we believe that a healthy environment, properly managed resources and vibrant communities are keys to a secure and prosperous future.

THE LIFESTYLE We are dedicated to ensuring that the ability to live Out Here on one's own terms is available to future generations.

THE ENVIRONMENT We continuously work to improve our environmental impact by reducing resource consumption and waste, increasing efficiency and providing alternatives to customers and team members wherever appropriate.

THE BUSINESS We view sustainability to be a process of continuous improvement, offering opportunities to complement our business values.

Tractor Supply's stewardship program is different from the sustainability initiatives at other companies.

We view sustainability as part of a broader commitment to our customers and the communities we serve. Our sustainability efforts are also deeply rooted in our Mission and Values. For us, doing the "right thing" means taking steps to reduce our impact on the environment.

Another important difference in our Stewardship Program is our strong emphasis on becoming more efficient and eliminating waste. We view Stewardship as a process of continuous improvement as we look for opportunities to reduce costs as well as reduce our impact on the environment. Finally, our program emphasizes conservation of natural resources, which is vitally important to many of our customers who depend on the land for all or part of their livelihood. As people who live the Out Here lifestyle our customers and team members "get it" when we talk about the importance of being good stewards of the land and our natural resources.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to________.

Commission file number 000-23314

TSC TRACTOR SUPPLY CO®

TRACTOR SUPPLY COMPANY

(Exact name of registrant as specified in its charter)

Delaware	13-3139732
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
200 Powell Place, Brentwood, Tennessee	37027
(Address of Principal Executive Offices)	(Zip Code)
Registrant's Telephone Number, Including Area Code:	(615) 440-4000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.008 par value	NASDAQ Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.)

YES ☐ NO ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based on the closing price of the Common Stock on The NASDAQ Global Select Market on June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $5.8 billion. For purposes of this response, the registrant has assumed that its directors, executive officers, and beneficial owners of 5% or more of its Common Stock are affiliates of the registrant.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Outstanding at January 26, 2013
Common Stock, $.008 par value	69,208,915

Documents Incorporated by Reference:
Portions of the Registrant's definitive Proxy Statement for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

FORWARD-LOOKING STATEMENTS OR INFORMATION

This Form 10-K and statements included or incorporated by reference in this Form 10-K include certain historical and forward-looking information. The forward-looking statements included are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). All statements, other than statements of historical facts, which address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including their amount and nature), business strategy, expansion and growth of the business operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, we are identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written. These factors include, without limitation, general economic conditions affecting consumer spending, the timing and acceptance of new products in the stores, the mix of goods sold, purchase price volatility (including inflationary and deflationary pressures), the ability to increase sales at existing stores, the ability to manage growth and identify suitable locations, the ability to manage expenses, the availability of favorable credit sources, capital market conditions in general, failure to open new stores in the manner and number currently contemplated, the impact of new stores on our business, competition, weather conditions, the seasonal nature of our business, effective merchandising initiatives and marketing emphasis, the ability to retain vendors, reliance on foreign suppliers, the ability to attract, train and retain qualified employees, product liability and other claims, changes in federal, state or local regulations, potential judgments, fines, legal fees and other costs, breach of privacy, ongoing and potential future legal or regulatory proceedings, management of our information systems, failure to secure or develop and implement new technologies, the failure of customer-facing technology systems, business disruption including from the implementation of supply chain technologies, effective tax rate changes and results of examination by taxing authorities, the ability to maintain an effective system of internal control over financial reporting, changes in accounting standards, assumptions and estimates, and those described in Item 1A. "Risk Factors." Forward-looking statements are based on currently available information and are based on our current expectations and projections about future events. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1. **Business**

Overview

Tractor Supply Company is the largest operator of retail farm and ranch stores in the United States and is focused on supplying the lifestyle needs of recreational farmers and ranchers and those who enjoy the rural lifestyle, as well as tradesmen and small businesses. We operate retail stores under the names *Tractor Supply Company* and *Del's Feed & Farm Supply* and operate a website under the name *TractorSupply.com*. Our stores are located in towns outlying major metropolitan markets and in rural communities, and they offer the following comprehensive selection of merchandise:

- Equine, livestock, pet and small animal products, including items necessary for their health, care, growth and containment;
- Hardware, truck, towing and tool products;
- Seasonal products, including lawn and garden items, power equipment, gifts and toys;
- Maintenance products for agricultural and rural use; and
- Work/recreational clothing and footwear.

Tractor Supply Company has one reportable industry segment which is the retail sale of farm and ranch products. At December 29, 2012, we operated 1,176 retail farm and ranch stores in 45 states. Our Tractor Supply stores typically range in size from 15,000 to 19,000 square feet of inside selling space along with additional outside selling space. We use a standard 15,500 square foot design for most new built-to-suit locations. In some smaller markets we use a 12,500 square foot format with slightly less inventory and lower occupancy costs than our prototype but with a similar product assortment.

Business Strategy

We believe our sales and earnings growth is the result of executing our business strategy, which includes the following key components:

Market Niche
We have identified a specialized market niche: supplying the lifestyle needs of recreational farmers and ranchers and those who enjoy the rural lifestyle (which we refer to as the "*Out Here*" lifestyle), as well as tradesmen and small businesses. By focusing our product assortment on these core customers, we believe we are differentiated from general merchandise, home center and other specialty retailers.

Customer Service
We are committed to providing our customers reliable product availability and a high level of in-store service through our motivated, well-trained store team members. We believe the ability of our store team members to provide friendly, responsive and seasoned advice helps our customers find the right products to satisfy their everyday needs in addition to the specialty items needed to complete their rural lifestyle projects. We believe this commitment to customer service promotes strong customer loyalty and repeat shopping. As such, we provide our store team members with training, product knowledge and decision-making authority to enable them to meet our customers' needs.

We endeavor to staff our stores with courteous, highly motivated team members and devote considerable resources to training store team members, often in cooperation with our vendors. Our training programs include (i) a management training program which covers all aspects of our store operations, (ii) regular training on customer service and selling skills, (iii) product knowledge and in-store training programs produced in conjunction with key vendors, (iv) frequent management skills training classes, (v) semi-annual store manager meetings with vendor product presentations, and (vi) ongoing product information updates from our management headquarters, the Store Support Center. We hire store team members with farming and ranching backgrounds, with particular emphasis on general maintenance, equine and welding.

We use a third party provider to measure our level of customer service. This process allows customers to provide feedback on their shopping experience. Based on the third party provider's data, we consider our customer satisfaction scores to be among the best-in-class. We critically evaluate the feedback we receive from our customers and implement improvements at the individual store level based on that feedback.

Store Environment

Our stores are designed and managed to make shopping an enjoyable experience and to maximize sales and operating efficiencies. Stores are strategically arranged to provide an open environment for optimal product placement and visual display. In addition, these layouts allow for departmental space to be easily reallocated and visual displays to be changed for seasonal products and promotions. Display and product placement information is sent to stores weekly to ensure quality and uniformity among the stores. Informative signs are located throughout each store to assist customers with purchasing decisions and merchandise location. These signs provide customers with a comparison of product qualities, clear pricing and useful information regarding product benefits and suggestions for appropriate accessories. Our store layouts and visual displays afford our customers a feeling of familiarity and enhance the shopping experience. To further enhance the shopping experience, all of our store team members wear highly visible red vests, aprons or smocks with nametags, and our customer service and checkout counters are conveniently located.

Merchandising

We offer a differentiated assortment of products for those seeking to enjoy the *Out Here* lifestyle. Our broad product assortment is tailored to meet the needs of our customers in our various geographic markets, as well as the physical store size. Our full line of product offerings is supported by a strong in-stock inventory position with an average of 16,000 to 19,500 products per store. No one product accounted for more than 10% of our sales during 2012.

The following chart indicates the percentage of sales represented by each of our major product categories during fiscal 2012, 2011 and 2010:

	Percent of Sales		
Product Category:	**2012**	**2011**	**2010**
Livestock and Pet	42%	40%	39%
Hardware, Tools, Truck and Towing	23	23	23
Seasonal, Gift and Toy Products	20	21	22
Clothing and Footwear	9	10	10
Agriculture	6	6	6
Total	100%	100%	100%

Our buying team constantly reviews and updates our product assortment to respond to customer needs. We are focused on providing key products that our customers use on a regular basis for their lifestyle and maintenance needs with emphasis on consumable, usable, edible (C.U.E.) products. Examples of C.U.E product categories include, but are not limited to livestock feed and bedding, pet food, lubricants, and various seasonal products such as pest control and twine.

Our products are sourced through both domestic and international vendors. Our business is not dependent upon any one vendor or particular group of vendors. We purchase our products from a core group of approximately 800 vendors, with no one vendor representing more than 10% of our purchases during fiscal 2012. Approximately 300 vendors accounted for 90% of our purchases during fiscal 2012. We have not experienced any significant difficulty in obtaining satisfactory alternative sources of supply for our products, and we believe that adequate sources of supply exist at substantially similar costs for nearly all of our products. We have no material long-term contractual commitments with any of our vendors.

Our buying team focuses on merchandise procurement, vendor line reviews, assortment planning and testing of new products and programs. We also employ a dedicated inventory management team that focuses exclusively on all forecasting and replenishment functions. Through the combined efforts of these teams, we continue to improve our overall inventory productivity and in-stock position.

Intellectual Property

Our subsidiary, Tractor Supply Co. of Texas, LP ("TSCT"), owns registrations with the U.S. Patent and Trademark Office ("USPTO") for the service marks *TSC*®, *Tractor Supply Co.*®, *TSC Tractor Supply Co.*® and the trapezium design for retail store services. We consider these service marks, and the accompanying goodwill and name recognition, to be valuable assets of our business. TSCT also owns several other service marks for retail services, some of which have been registered with the USPTO and some of which are the subject of applications for registration pending before the USPTO.

In addition to selling products that bear nationally-known manufacturer brands, we also sell products manufactured for us under a number of exclusive brands that we consider to be important to our business. These exclusive brands are manufactured for us by a number of vendors and provide an alternative to the national brands, which helps provides value for our customers and positions us as a destination store.

Our exclusive brands represented approximately 25%, 23% and 21% of our total sales in fiscal 2012, 2011 and 2010, respectively. Our exclusive brands include:

- *Bit & Bridle*® and *Blue Mountain*® (apparel)
- *C.E. Schmidt*® (apparel and footwear)
- *Countyline*® (livestock, farm and ranch equipment)
- *Dumor*® and *Producers Pride*®(livestock feed)
- *Groundwork*® (lawn and garden supplies)
- *Huskee*® (outdoor power equipment)
- *JobSmart*® (tools and tool chests)
- *Red Shed*® (gifts and collectibles)
- *Redstone*® (heating products)
- *Retriever*®, *Paws 'n Claws*® and *4health*® (pet foods)
- *Royal Wing*® (bird feeding and supplies)
- *Tractor Supply Co*® (metal gates and fencing)
- *Traveller*® (truck and automotive products)

The exclusive brands identified above have been registered with the USPTO for certain products and are the subject of applications for registration pending before the USPTO for other products.

Our trademark and service mark registrations have various expiration dates; however, provided that we continue to use the marks and renew the registrations in a timely manner, the registrations are potentially perpetual in duration.

We believe our intellectual property, which includes the trademarks and service marks identified above, together with certain trade names, domain names, copyrights and patents, has significant value and is an important component of our merchandising and marketing strategies.

Distribution

We currently operate a distribution network for supplying our stores with merchandise, and in fiscal 2012 our stores received approximately 70% of our merchandise through this network while approximately 30% of our merchandise is shipped direct to the store from our vendors. We believe this flow facilitates the prompt and efficient distribution of merchandise to our stores in order to enhance sales and improve our inventory turnover rate. Our seven distribution centers, located in Georgia, Indiana, Kentucky, Maryland, Nebraska, Texas and Washington, represent total distribution capacity of 3.8 million square feet. In 2012, we started construction on a new distribution center, a 686,000 square foot facility in Macon, Georgia, which will replace our 521,000 square foot leased distribution center in Braselton, Georgia and become operational in mid-to-late 2013. We continue to improve the technology in our distribution centers, and currently three of our seven facilities utilize a new warehouse management system that provides for better movement of inventory through increased use of conveyors and automation. We will continue to refine this new system and expect that it will be implemented across the entire distribution network over the next few years.

We select the locations of our distribution centers in an effort to minimize logistics costs and optimize the distance from distribution centers to our stores. We manage our inbound and outbound transportation activity in-house through the use of a web-based transportation management system. We utilize several common carriers for store deliveries. We manage our transportation costs through carrier negotiations, the monitoring of transportation routes, and the scheduling of deliveries.

Marketing

We utilize an "everyday value price" strategy to consistently offer our products at competitive prices complemented by strategically planned promotions throughout the year. We regularly monitor prices at competing stores and adjust our prices as appropriate.

To generate store traffic and position ourselves as a destination store, we promote broad selections of merchandise with newspaper circulars, customer targeted direct mail and email and internet offerings. Vendors frequently support these specific programs by offering temporary cost reductions, honoring coupons and funding gift card rebate programs. Our vendors also provide assistance with product presentation and fixture design, brochures, support for in-store events, and point-of-purchase materials for customer education and product knowledge for our team members.

Multi-Channel

We engage our customers across multiple touch points including our stores, e-commerce website (*tractorsupply.com*), email and direct mail. Our goal is to be available when and how our customers choose to engage with our brand. Connecting with consumers online provides the opportunity to allow customers to shop at a time and place that fits their schedule while delivering enhanced product information, research and decision tools that support product selection and informational needs in specific subject areas. We give our customers the ability to purchase products and have them shipped to one of our retail stores, their homes or offices. We believe this capability further enhances customer service and extends our market to areas where our retail stores are not currently located. Additionally, in 2013 we will be upgrading our e-commerce website which will include the integration of order management, drop shipment and fulfillment.

Management and Team Members

As of December 29, 2012, we employed approximately 9,400 full-time and 7,900 part-time team members. We also employ additional part-time team members during peak periods. We are not party to any collective bargaining agreements.

Our store operations are organized into eight regions. Each region is led by a regional manager, and the region is further organized into districts, which are led by a district manager or area manager. We have internal advisory boards, one comprised of store managers and the other comprised of district managers. These groups bring a grassroots perspective to operational initiatives and generate chain-wide endorsement of proposed best-practice solutions.

All of our team members participate in one of various incentive programs, which provide the opportunity to receive additional compensation based upon team and/or Company performance. We also provide our eligible team members the opportunity to participate in an employee stock purchase plan and a 401(k) retirement savings plan (we contribute to the 401(k) retirement savings plan solely through a cash match). Additionally, we share in the cost of health insurance provided to our team members, and team members receive a discount on merchandise purchased at our stores.

We encourage a promote-from-within environment when internal resources permit. We also provide internal leadership development programs designed to mentor our high-potential team members for continued progress. Our district managers, area managers, and store managers have an average length of service of approximately six years. Management believes internal promotions, coupled with the hiring of individuals with previous retail experience, will provide the management structure necessary to support our planned store growth.

Continuous Improvement

We are committed to a continuous improvement program called Tractor Value System ("TVS"), which is our catalyst to drive continuous improvement throughout our organization. TVS is a business management system that emphasizes, through data analytics and team member engagement, a focus on continuous improvement. Utilizing TVS, we improve processes by identifying and accepting the need for change of current practices to reduce costs, shorten lead times, and drive innovation. We have implemented numerous continuous improvement projects (comprised of team members from multiple areas of our business) to evaluate key operations and implement process changes. Team members are empowered and expected to challenge current paradigms and improve processes. Our management encourages the participation of all team members in decision-making, regularly solicits input and suggestions from our team members and incorporates suggestions into our improvement activities.

Management Information and Control Systems

We have invested considerable resources in our management information and control systems to ensure superior customer service, manage the purchase and distribution of our merchandise and improve our operating efficiencies. Our key management information and control systems include a point-of-sale system, a supply chain management and replenishment system, a warehouse management system, a price optimization system, a vendor purchase order control system and a merchandise presentation system. These systems are integrated through an enterprise resource planning ("ERP") system. This ERP system tracks merchandise from initial order through ultimate sale and interfaces with our financial systems.

We continue to evaluate and improve the functionality of our systems to maximize their effectiveness. Such efforts include ongoing hardware and software evaluations and upgrades to support optimal software configurations and application performance. We plan to continue to upgrade our information technology and implement other efficiency-driving system enhancements (including the continued roll-out of a new warehouse management system to distribution centers and an enhanced e-commerce platform, as well as store and support center hardware refreshes) in 2013. We will continue to strengthen the security of our information systems and support store and distribution center expansion. These efforts are directed toward constantly improving business processes and achieving the most efficient and effective use of systems to manage our operations while ensuring a secure and reliable environment.

Growth Strategy

Our current and long-term growth strategy is to: (1) expand geographic market presence through opening new retail stores, (2) enhance financial performance through same-store sales growth achieved through targeted merchandising programs with an "everyday value price" philosophy and supported by strong customer service, (3) enhance product margin through strategic product sourcing and regional allocation, a strong exclusive brand offering, and optimization of product pricing, transportation and distribution costs, (4) leverage operating costs, especially advertising, distribution and corporate overhead by focusing on opportunities for continuous improvement and elimination of waste in all of our processes, (5) expand market opportunities via internet sales accomplished by improving our website product content and enhancing our customers' online experience, and (6) expand through selective acquisition, as such opportunities arise, to enhance penetration into new and existing markets to complement organic growth.

Over the past five years we have experienced considerable sales growth, with a compounded annual growth rate of approximately 11.5%. We plan to open 100 to 105 new stores in 2013, a selling square footage increase of approximately 8%. We opened 93 new stores in 2012 and 85 new stores in 2011, selling square footage increases of approximately 8.1% and 7.8%, respectively.

We operated 1,176 retail farm and ranch stores in 45 states as of December 29, 2012. Given the size of the communities that we target, we believe that there is ample opportunity for new store growth in many existing and new markets. We have developed a proven method for selecting store sites and have identified over 900 additional markets for new Tractor Supply stores. Approximately 55% of our stores are in freestanding buildings and 45% are located in strip shopping centers. We lease approximately 93% of our store sites and own the remaining 7% of store sites.

Competition

We operate in a competitive retail industry. The principal competitive factors include location of stores, price and quality of merchandise, in-stock consistency, merchandise assortment and presentation, and customer service. We compete with general merchandise retailers, home center retailers, specialty and discount retailers, independently owned retail farm and ranch stores, numerous privately-held regional farm store chains and farm cooperatives, as well as internet-based retailers. However, we believe we successfully differentiate ourselves from many of these retailers by focusing on our specialized market niche for customers living the rural lifestyle. See further discussion of competition in 1A, "Risk Factors" of this Annual Report on Form 10-K.

Seasonality

Our business is seasonal. Historically, our sales and profits are the highest in the second and fourth fiscal quarters due to the sale of seasonal products. We experience our highest inventory and accounts payable balances during the first fiscal quarter for purchases of seasonal products in anticipation of the spring selling season and again during the third fiscal quarter in anticipation of the cold-weather selling season.

Stewardship and Compliance with Environmental Matters

Our operations are subject to numerous federal, state and local laws and regulations enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. We are committed to conducting business in an environmentally responsible manner. This commitment impacts all areas of our business, including store construction and maintenance, energy usage, supply chain, product selection and delivery of product knowledge to our customers.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) of Form 10-K, the following list is included in Part I of this Report in lieu of being included in the Proxy Statement for the Annual Meeting of Stockholders to be held on May 2, 2013.

The following is a list of the names and ages of all executive officers of the registrant, indicating all positions and offices with the registrant held by each such person and each person's principal occupations and employment during at least the past five years:

Name	Position	Age
Gregory A. Sandfort	President and Chief Executive Officer	57
Anthony F. Crudele	Executive Vice President – Chief Financial Officer and Treasurer	56
Steve K. Barbarick	Executive Vice President – Merchandising and Marketing	45
Lee Downing	Senior Vice President – Operations	41
Benjamin F. Parrish, Jr.	Senior Vice President – General Counsel and Corporate Secretary	56
Alexander L. Stanton	Senior Vice President – Supply Chain	47
Kimberly D. Vella	Senior Vice President – Chief People Officer	46

Gregory A. Sandfort has served as President and Chief Executive Officer since December 2012, prior to which he served as President and Chief Operating Officer of the Company since February 2012. Mr. Sandfort previously served as President and Chief Merchandising Officer of the Company since February 2009, after having served as Executive Vice President – Chief Merchandising Officer of the Company since November 2007. Mr. Sandfort served as President and Chief Operating Officer at Michaels Stores, Inc. from March 2006 to August 2007 and as Executive Vice President – General Merchandise Manager at Michaels Stores, Inc. from January 2004 to February 2006. Mr. Sandfort has served as a director of the Company since February 2013.

Anthony F. Crudele has served as Executive Vice President – Chief Financial Officer and Treasurer since January 2007, after having served as Senior Vice President – Chief Financial Officer and Treasurer of the Company since November 2005. Mr. Crudele previously served as Chief Financial Officer at Gibson Guitar from August 2003 to September 2005, as Chief Financial Officer of Xcelerate Corp. from January 2000 to January 2003, and at The Sports Authority from 1989 through 1999 (serving as Chief Financial Officer from 1996 through 1999).

Steve K. Barbarick has served as Executive Vice President – Merchandising and Marketing for the Company since September 2012 and prior to that time served as Senior Vice President – Merchandising since February 2011. Mr. Barbarick previously served as Vice President – Merchandising since June 2009, after having served as Vice President and Divisional Merchandise Manager since 2003.

Lee Downing has served as Senior Vice President – Operations for the Company since October 2010. Prior to joining the Company, Mr. Downing served as Division Vice President – Operations for Dollar General Corporation from 2005. Mr. Downing also served as Region Vice President – Northeast Operations and in various other operations roles at Family Dollar Stores from 1999 to 2005.

Benjamin F. Parrish, Jr. has served as Senior Vice President – General Counsel and Corporate Secretary of the Company since October 2010. Mr. Parrish previously served as Executive Vice President and General Counsel of MV Transportation, Inc. from September 2008 until he joined the Company. He served as Senior Vice President and General Counsel of Central Parking Corporation from 1993 to 2008.

Alexander L. Stanton has served as Senior Vice President – Supply Chain for the Company since October 2011, having previously served as Senior Vice President – Finance and Strategy since February 2009 and as Vice President – Finance since joining the Company in March 2006. Prior to joining the Company, Mr. Stanton owned a consulting firm that focused on restructuring small and middle market companies where he took on executive level roles within several organizations. From 1992 to 1999, Mr. Stanton held several positions at The Sports Authority, including Treasurer, Vice President of Strategy & Finance and Senior Vice President of Business Development.

Kimberly D. Vella has served as Senior Vice President – Chief People Officer since July 2010, and prior to that time served as Senior Vice President – Human Resources of the Company since January 2007, after having served as Vice President – Human Resources of the Company since October 2001.

Additional Information

We file reports with the Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports as required. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an Internet site at _sec.gov_ that contains the reports, proxy and information statements, and other information filed electronically.

We make available free of charge through our Internet website, _TractorSupply.com_, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Our code of ethics, which applies to all of our team members, including our Chief Executive Officer, Chief Financial Officer and Controller, along with our Corporate Governance Guidelines and the charters of our Audit, Compensation, Nominating and Corporate Governance Committees of our Board of Directors, is posted on our website.

Item 1A. Risk Factors

Our business faces many risks. Those risks of which we are currently aware and deem to be material are described below. If any of the events or circumstances described in the following risk factors occur, our business, financial condition or results of operations may significantly suffer, and the trading price of our common stock could decline. These risk factors should be read in conjunction with the other information in this Form 10-K.

General economic conditions may adversely affect our financial performance.
Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending. A prolonged or further weakening of economic conditions affecting disposable consumer income such as continued lower employment levels, uncertainty or changes in business conditions, higher interest rates, higher tax rates, higher fuel and energy costs, higher labor and healthcare costs, the impact of natural disasters or acts of terrorism, and other matters could reduce consumer spending or cause consumers to shift their spending to other competitors. A general reduction in the level of discretionary spending, shifts in consumer discretionary spending to our competitors or shifts in discretionary spending to less profitable products sold by us, could result in lower net sales, slower inventory turnover, greater markdowns on inventory, and a reduction in profitability due to lower margins.

Purchase price volatility, including inflationary and deflationary pressures, may adversely affect our financial performance.
Although we cannot determine the full effect of inflation and deflation on our operations, we believe our sales and results of operations are affected by both. We are subject to market risk with respect to the pricing of certain products and services, which include, among other items, steel, grain, petroleum, corn, cotton and other commodities as well as transportation services. Therefore, we may experience both inflationary and deflationary pressure on product cost, which may impact consumer demand and, as a result, sales and gross margin. Our strategy is to reduce or mitigate the effects of purchase price volatility principally by taking advantage of vendor incentive programs, economies of scale from increased volume of purchases, adjusting retail prices and selectively buying from the most competitive vendors without sacrificing quality. Should our strategy to mitigate purchase price volatility not be effective, our financial performance could be adversely impacted.

We may be unable to increase sales at our existing stores.
We experience fluctuations in our same-store sales, defined as sales in stores which have been opened for at least twelve months. Our success depends, in part, upon our ability to improve sales at our existing stores. Various factors affect same-store sales, including the general retail sales environment, our ability to efficiently source and distribute products, changes in our merchandise assortment, competition, current economic conditions, customer satisfaction with our products, the timing of promotional events, the release of new merchandise, the success of marketing programs and weather conditions. These factors may cause our same-store sales results to differ materially from prior periods and from expectations. Past same-store sales are not necessarily an indication of future results, and there can be no assurance that our same-store sales will not decrease in the future.

Capital requirements for growth may not be available.
The construction and opening or acquisition of new stores and distribution facilities, along with the remodeling and renovation of existing stores, require significant amounts of capital. In the past, our growth has been funded primarily through internally generated cash flow and bank borrowings. Disruptions in the capital and credit markets could adversely affect the ability of the banks to meet their commitments. Our access to funds under our Senior Credit Facility, which provides for borrowings of up to $250 million, is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. In addition, tighter lending practices have made it more challenging for our real estate developers to obtain financing under acceptable loan terms and conditions. Unfavorable lending trends could impact the timing of our store openings and materially adversely affect our ability to open new stores in desirable locations.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating future share repurchases, cash dividends or other discretionary uses of cash.

Failure to open and manage new stores in the number and manner currently contemplated could adversely affect our financial performance.
An integral part of our business strategy includes the expansion of our store base through new store openings. This expansion strategy is dependent on our ability to find suitable locations, and we face competition from many retailers for such sites. If we are unable to implement this strategy, our ability to increase our sales, profitability, and cash flow could be impaired significantly. To the extent that we are unable to open new stores in the manner we anticipate (due to, among other reasons, site approval or unforeseen delays in construction), our sales growth may be impeded.

As we execute this expansion strategy, we may also experience managerial or operational challenges which may prevent any expected increase in sales, profitability or cash flow. Our ability to manage our planned expansion depends on the adequacy of our existing information systems, the efficiency and expansion of our distribution systems, the adequacy of the hiring and training process for new personnel (especially store managers), the effectiveness of our controls and procedures, and the ability to identify customer demand in different geographic areas. There can be no assurance that we will be able to achieve our planned expansion, that the new stores will be effectively integrated into our existing operations or that such stores will be profitable.

Although we have a rigorous real estate site selection and approval process, there can be no assurance that our new store openings will be successful or result in incremental sales and profitability for the Company. New stores build their sales volumes and refine their merchandise selection over time and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than our more mature stores. As we continue to open new stores, there may be a negative impact on our results from a lower contribution margin of these new stores until their sales levels ramp to chain average, if at all, as well as from the impact of related pre-opening costs.

We may pursue strategic acquisitions and the failure of an acquisition to produce the anticipated results or the inability to fully integrate the acquired companies could have an adverse impact on our business.
We may, from time to time, acquire businesses we believe to be complementary to our business. The success of an acquisition is based on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors relating to the respective business. Acquisitions may result in difficulties in assimilating acquired companies and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. If we fail to successfully integrate acquisitions, we could experience increased costs associated with operating inefficiencies which could have an adverse effect on our financial results. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations and, therefore, affect our financial performance.

Competition in our industry may hinder our ability to execute our business strategy and adversely affect our operations.
We operate in the highly competitive retail merchandise sector with numerous competitors. These competitors include general merchandise retailers, home center retailers, other specialty retailers, independently owned farm and ranch stores, regional farm store chains and farm cooperatives. We compete for customers, merchandise, real estate locations, and employees. This competitive environment subjects us to various other risks, including the inability to continue our store and sales growth and to provide attractive merchandise to our customers at competitive prices that allow us to maintain our profitability. Our failure to compete effectively in this environment could adversely impact our financial performance.

Weather conditions may have a significant impact on our financial results.
Weather conditions affect the demand for, and in some cases the supply of, products, which in turn has an impact on prices. Weather conditions directly affect the demand for seasonal products in particular, especially during the winter heating season. In past years, weather conditions, including unseasonably warm weather in winter months, and extreme weather conditions, including snow and ice storms, flood and wind damage, hurricanes, tornadoes, extreme rain and droughts have affected our sales and results of operations both positively and negatively. Our strategy is to reduce or mitigate the impact of weather conditions through geographic dispersion of our stores and taking advantage of our ability to effectively manage inventory allocation. Should such a strategy not be effective, the weather is likely to have a material effect on our financial condition and results of operations.

Our merchandising initiatives and marketing emphasis may not provide expected results.
We believe our past performance has been based on, and future success will depend upon, in part, the ability to develop and execute merchandising initiatives with effective marketing. There is no assurance that we will be successful, or that new initiatives will be executed in a timely manner to satisfy our customers' needs or expectations. Failure to execute and promote such initiatives in a timely manner could harm our ability to grow the business and could have a material adverse effect on our results of operations and financial condition. Additionally, our success depends on our ability to anticipate and respond in a timely manner to changing customer demand and preferences for merchandise. If we misjudge the market, we may significantly overstock unpopular products and be forced to take significant inventory markdowns. Shortages of key items could also have a materially adverse impact on operating results.

We face risks associated with vendors from whom our products are sourced.
The products we sell are sourced from a variety of domestic and international vendors. We have agreements with our vendors in which the vendors agree to comply with applicable laws, including labor and environmental laws, and to indemnify us against certain liabilities and costs. Our ability to recover liabilities and costs under these vendor agreements is dependent upon the financial condition and integrity of the vendors.

We rely on long-term relationships with our suppliers but have no long-term contracts with such suppliers. Our future success will depend in large measure upon our ability to maintain our existing supplier relationships or to develop new ones. This reliance exposes us to the risk of inadequate and untimely supplies of various products due to political, economic, social, or environmental conditions, transportation delays, or changes in laws and regulations affecting distribution. Our vendors may be forced to reduce their production, shut down their operations or file for bankruptcy protection, which could make it difficult for us to serve the market's needs and could have a material adverse effect on our business.

We rely on foreign manufacturers for various products that we sell. In addition, many of our domestic suppliers purchase a portion of their products from foreign sources. As an importer, our business is subject to the risks generally associated with doing business internationally, such as foreign governmental regulations, economic disruptions, delays in shipments, transportation capacity and costs, currency exchange rates and changes in political or economic conditions in countries from which we purchase products. If any such factors were to render the conduct of business in particular countries undesirable or impractical or if additional United States quotas, duties, taxes or other charges or restrictions were imposed upon the importation of our products in the future, our financial condition and results of operations could be materially adversely affected.

Our failure to attract and retain qualified team members could adversely affect our financial performance.
Our ability to continue expanding operations depends on our ability to attract and retain a large and growing number of qualified team members. Our ability to meet labor needs while controlling wage and related labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force, unemployment levels, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. If we are unable to locate, attract or retain qualified personnel, or if costs of labor or related costs increase significantly, our financial performance could be adversely affected.

We may be subject to product liability and other claims in the ordinary course of business.
Our business involves a risk of product liability and other claims in the ordinary course of business. Product liability claims from customers and product recalls for merchandise alleged to be defective or harmful could lead to the disposal or write-off of merchandise inventories, the incurrence of fines or penalties and damage to our reputation. We maintain general liability and workers compensation insurance with self-insured retention for each policy type and a deductible for each occurrence. We also maintain umbrella limits above the primary general liability and product liability coverage. In many cases, we have indemnification rights against the manufacturers of the products and their products liability insurance. Our ability to recover costs and damages under such insurance or indemnification arrangements is subject to the financial viability of the insurers and manufacturers and the specific allegations of a claim. No assurance can be given that our insurance coverage or the manufacturers' indemnity will be available or sufficient in any claims brought against us.

Our costs of doing business could increase as a result of changes in, increased enforcement of, or adoption of new federal, state, local or foreign laws and regulations.
We are subject to numerous federal, state, local and foreign laws and governmental regulations relating to environmental protection, personal injury, intellectual property, consumer product safety, building, land use and zoning requirements, workplace regulations, wage and hour, privacy and information security and employment law matters. If we fail to comply with existing or future laws or regulations, or if these laws or regulations are violated by importers, manufacturers or distributers, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

We are also subject to the Foreign Corrupt Practices Act (the "FCPA"), which prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business, and the anti-bribery laws of other jurisdictions. Failure to comply with the FCPA and similar laws could subject us to, among other things, penalties and legal expenses that could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the security of the information relating to our business, customers, employees and vendors that we hold, whether as a result of cybersecurity attacks or otherwise, could damage our reputation with customers, employees and vendors, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results.
We receive certain personal information about our customers, employees and vendors. In addition, our online operations at TractorSupply.com depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments. While we maintain substantial security measures to protect, and to prevent unauthorized access to such information, it is possible that unauthorized parties (through cyberattacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means) might compromise our security measures and obtain the personal information of customers, employees and vendors that we hold or other confidential Company data. Such an occurrence could adversely affect our reputation with our customers, employees, and vendors, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. Moreover, a security breach could require that we expend significant additional resources to upgrade further the security measures that we employ to guard such important personal information against cyberattacks and other attempts to access such information and could result in a disruption of our operations, particularly our online sales operations.

In addition, states and the federal government are increasingly enacting laws and regulations to protect consumers against identity theft. These laws will likely increase the costs of doing business and, if we fail to comply with these laws and regulations or to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these new laws, we could be subject to potential claims for damages and other remedies, which could harm our business.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.
We rely on our distribution and transportation network to provide goods to our stores in a timely and cost-effective manner through deliveries to our distribution centers from vendors and then from the distribution centers or direct ship vendors to our stores by various means of transportation, including shipments by sea, air, rail and truck. Any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. For example, unexpected delivery delays or increases in transportation costs (including increased fuel costs or a decrease in transportation capacity for overseas shipments) could significantly decrease our ability to provide adequate product for sale, resulting in lower sales and profitability. In addition, labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could negatively affect our business. Also, a fire, tornado, or other disaster at one of our distribution centers could disrupt our timely receiving, processing and shipment of merchandise to our stores which could adversely affect our business.

The implementation of our supply chain initiatives could disrupt our operations in the near term, and these initiatives might not provide the anticipated benefits or might fail.
We maintain a network of distribution facilities and have plans to build new facilities to support our growth objectives. Delays in opening distribution centers could adversely affect our future operations by slowing store growth, which may in turn reduce revenue growth. In addition, distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as: shortages of materials; shortages of skilled labor or work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that all projects will be completed on time or within established budgets.

We continue to make significant technology investments in our supply chain. These initiatives are designed to streamline our distribution process so that we can optimize the delivery of goods and services to our stores and distribution centers in a timely manner and at a reasonable cost. The cost and potential problems and interruptions associated with the implementation of these initiatives, including those associated with managing third-party service providers and employing new web-based tools and services, could disrupt or reduce the efficiency of our operations in the near term. In addition, our improved supply chain technology might not provide the anticipated benefits, it might take longer than expected to realize the anticipated benefits, or the initiatives might fail altogether.

If we are unable to maintain or upgrade our management information systems and software programs or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient and our strategic business initiatives may not be successful.
We depend on management information systems for many aspects of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. We could be materially adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, maintain and expand systems, particularly in light of the contemplated continued store growth.

The success of our strategic business initiatives designed to increase our sales and improve margin is dependent in varying degrees on the timely delivery and the functionality of information technology systems to support them. Extended delays or cost overruns in securing, developing and otherwise implementing technology solutions to support the strategic business initiatives would delay and possibly even prevent us from realizing the projected benefits of those initiatives.

We cannot provide any guaranty of future dividend payments or that we will continue to repurchase our common stock pursuant to our stock repurchase program.
Although our Board of Directors has indicated an intention to pay future quarterly cash dividends on our common stock, any determination to pay cash dividends on our common stock in the future will be based primarily upon our financial condition, results of operations, business requirements, and our Board of Directors' continuing determination that the declaration of dividends is in the best interests of our stockholders and is in compliance with all laws and agreements applicable to the dividend. Furthermore, although our Board of Directors has authorized a $1 billion share repurchase program through April 2015, we may discontinue this program at any time.

The market price for our common stock might be volatile and could result in a decline in value.
The price at which our common stock trades may be volatile and could be subject to significant fluctuations in response to our operating results, general trends and prospects for the retail industry, announcements by our competitors, analyst recommendations, our ability to meet or exceed analysts' or investors' expectations, the condition of the financial markets and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock notwithstanding our actual operating performance.

Effective tax rate changes and results of examinations by taxing authorities could materially impact our results.
Our future effective tax rates could be adversely affected by the earnings mix being lower than historical results in states where we have lower statutory rates and higher than historical results in states where we have higher statutory rates, by changes in the measurement of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to periodic audits and examinations by the Internal Revenue Service ("IRS") and other state and local taxing authorities. Like many retailers, a portion of our sales are to tax-exempt customers. The business activities of our customers and the intended use of the unique products sold by us create a challenging and complex compliance environment. These circumstances create risk that we could be challenged as to the propriety of our sales tax compliance. Our results could be materially impacted by the determinations and expenses related to these and other proceedings by the IRS and other state and local taxing authorities.

Failure to maintain an effective system of internal control over financial reporting could materially impact our business and results.
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, internal control over financial reporting may not prevent or detect misstatements. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud, and could expose us to litigation or adversely affect the market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

At December 29, 2012, we operated 1,176 stores in 45 states. We lease approximately 93% of our stores, two of our seven distribution centers and our management headquarters. Store leases typically have initial terms of 10 to 15 years, with two to four renewal periods of five years each, exercisable at our option. No single lease is material to our operations.

Following is a count of our store locations by state:

State	Number of Stores	State	Number of Stores
Texas	132	Illinois	16
Ohio	75	Maine	16
New York	70	New Hampshire	15
Michigan	68	Wisconsin	15
Pennsylvania	65	Kansas	14
Tennessee	65	Massachusetts	12
North Carolina	55	Nebraska	12
Georgia	46	Maryland	11
Kentucky	45	New Jersey	11
Florida	43	New Mexico	11
Indiana	42	Minnesota	10
Alabama	40	Connecticut	9
Virginia	38	Iowa	7
Oklahoma	28	North Dakota	7
South Carolina	28	South Dakota	6
California	24	Vermont	6
Louisiana	24	Colorado	3
West Virginia	23	Delaware	3
Mississippi	19	Oregon	3
Washington	19	Hawaii	2
Arkansas	17	Montana	2
Missouri	17	Idaho	1
		Rhode Island	1
			1,176

Item 3. Legal Proceedings

The Company responded to a Request for Information from the United States Environmental Protection Agency ("EPA") in the first quarter of fiscal 2009 relating to certain recreational vehicles and non-road spark ignition engines sold by the Company. In the first quarter of fiscal 2011, the Environmental Enforcement Section of the Department of Justice ("DOJ"), on behalf of the EPA, informed the Company that it believed the Company had violated the Clean Air Act by importing or causing the importation of certain engines that were noncompliant, and that unless the DOJ and the Company were able to reach a settlement, the DOJ was prepared to commence a civil action. The engines were purchased by the Company pursuant to agreements with vendors under which the vendors represented that their products complied with all applicable laws and regulations and under which the vendors agreed to indemnify the Company for any liabilities or costs relating to, among other matters, the noncompliance or alleged noncompliance of their products. The Company notified these vendors of the EPA's position and has worked with these vendors to provide additional information to the DOJ and EPA regarding the alleged violations. As a result of this process, the Company believes it has provided evidence that many of the products identified by the DOJ and EPA in early 2011 were, in fact, in compliance with the Clean Air Act and that most of the remaining issues relate to products purchased from one vendor. The vendor of these products and the Company are engaged in settlement discussions with the DOJ and EPA that would call for the payment of a civil penalty by and certain injunctive relief against the Company. In addition, the EPA in May 2012 provided the Company with a summary of preliminary findings based on inspections of certain products sold by the Company. In the fourth quarter of 2012, the EPA informed the Company of its position that many of the issues identified in its preliminary findings constitute violations of the Clean Air Act. The Company is working with the vendors of these products to provide additional information to EPA. The Company intends to seek reimbursement from its vendors for any penalties paid as part of a settlement of these matters. The Company does not expect the resolution of these matters to have a material adverse effect on its financial condition, results of operations or cash flows. We do not believe it is reasonably possible that a loss in excess of the amount accrued will be incurred.

We are also involved in various litigation matters arising in the ordinary course of business. We expect these matters will be resolved without material adverse effect on our consolidated financial position, results of operations or cash flows. We believe that any estimated loss related to such matters has been adequately provided in accrued liabilities to the extent probable and reasonably estimable.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Tractor Supply Company's common stock trades on The Nasdaq Global Select Market under the symbol "TSCO".

The table below sets forth the high and low sales prices of our common stock as reported by The Nasdaq Global Select Market for each fiscal quarter of the periods indicated:

	Price Range			
	2012		2011	
	High	Low	High	Low
First Quarter	$92.74	$68.50	$57.41	$45.25
Second Quarter	$101.20	$80.59	$66.63	$56.48
Third Quarter	$101.28	$75.46	$73.09	$49.02
Fourth Quarter	$103.74	$82.39	$78.22	$58.49

As of January 31, 2013, the approximate number of record holders of our common stock was 549 (excluding individual participants in nominee security position listings), and the estimated number of beneficial holders of our common stock was 64,000.

Issuer Purchases of Equity Securities

The Company's Board of Directors has authorized share repurchases under the share repurchase program up to $1 billion, through April 2015. Share repurchase activity during fiscal 2012 is set forth in the table below:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
First Quarter [(a)]	135,736	$ 79.01	54,700	$ 558,738,820
Second Quarter	1,106,000	88.96	1,106,000	460,372,901
Third Quarter	680,705	90.06	680,705	399,086,246
Fourth Quarter:				
9/30/12 – 10/27/12	149,000	95.45	149,000	384,867,353
10/28/12 – 11/24/12 [(a)]	289,893	90.45	287,299	358,892,420
11/25/12 – 12/29/12	778,400	87.04	778,400	291,156,925
	1,217,293	88.89	1,214,699	291,156,925
As of December 29, 2012	3,139,734	$ 88.74	3,056,104	$ 291,156,925

[(a)] The total number of shares purchased and average price paid per share include shares withheld from vested restricted stock units to satisfy employees' minimum statutory tax withholding requirements.

We expect to implement the balance of the repurchase program through purchases made from time to time either in the open market or through private transactions, in accordance with regulations of the SEC. The timing and amount of any shares repurchased under the program will depend on a variety of factors, including price, corporate and regulatory requirements, capital availability, and other market conditions.

Any additional share repurchase programs will be subject to the discretion of our Board of Directors and subject to our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors. The program may be limited or terminated at any time without prior notice.

Common Stock Dividends

During 2012 and 2011, the Board of Directors declared the following dividends:

Date Declared	Dividend Amount Per Share	Stockholders of Record Date	Date Paid
October 31, 2012	$0.20	November 19, 2012	December 4, 2012
August 1, 2012	$0.20	August 20, 2012	September 5, 2012
May 2, 2012	$0.20	May 21, 2012	June 5, 2012
February 8, 2012	$0.12	February 27, 2012	March 13, 2012
October 26, 2011	$0.12	November 14, 2011	November 29, 2011
July 28, 2011	$0.12	August 15, 2011	August 30, 2011
April 28, 2011	$0.12	May 16, 2011	June 1, 2011
February 4, 2011	$0.07	February 22, 2011	March 8, 2011

It is the present intention of the Board of Directors to continue to pay a quarterly cash dividend; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition, and capital needs of the Company, and other factors which the Board of Directors deem relevant.

On February 6, 2013, our Board of Directors declared a quarterly cash dividend of $0.20 per share of the Company's common stock. The dividend will be paid on March 12, 2013 to stockholders of record as of the close of business on February 25, 2013.

STOCK PERFORMANCE GRAPH

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of Tractor Supply Company under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the cumulative total stockholder return on our Common Stock from December 29, 2007 to December 29, 2012 (the Company's fiscal year-end) with the cumulative total returns of the S&P 500 Index and the S&P Retail Index over the same period. The comparison assumes that $100 was invested on December 29, 2007 in our Common Stock and in each of the foregoing indices. The historical stock price performance shown on this graph is not necessarily indicative of future performance.



$600
$500
$400
$300
$200
$100
$0
2007
2008
2009
2010
2011
2012
Tractor Supply Company
S&P 500
S&P Retail

	12/29/2007	12/27/2008	12/26/2009	12/25/2010	12/31/2011	12/29/2012
Tractor Supply Company	$ 100.00	$ 97.62	$ 152.80	$ 273.76	$ 396.78	$ 494.74
S&P 500	$ 100.00	$ 59.03	$ 76.19	$ 85.00	$ 85.06	$ 94.86
S&P Retail Index	$ 100.00	$ 66.17	$ 101.81	$ 124.80	$ 127.58	$ 159.02

Item 6. **Selected Financial Data**

FIVE YEAR SELECTED FINANCIAL AND OPERATING HIGHLIGHTS

The following selected financial data is derived from the consolidated financial statements of Tractor Supply Company and provides summary historical financial information for the fiscal periods ended and as of the dates indicated (in thousands, except per share amounts and selected operating and other data):

	2012 (52 weeks)	2011 (a) (53 weeks)	2010 (52 weeks)	2009 (52 weeks)	2008 (52 weeks)
Operating Results:					
Net sales	$ 4,664,120	$ 4,232,743	$ 3,638,336	$ 3,206,937	$ 3,007,949
Gross margin	1,566,054	1,406,872	1,203,665	1,041,889	955,055
Selling, general and administrative expenses	1,040,287	973,822	867,644	784,066	715,961
Depreciation and amortization	88,975	80,347	69,797	66,258	60,731
Operating income	436,792	352,703	266,224	191,565	178,363
Interest expense, net	1,055	2,087	1,284	1,644	2,133
Income before income taxes	435,737	350,616	264,940	189,921	176,230
Income tax provision	159,280	127,876	96,968	70,176	68,237
Net income	$ 276,457	$ 222,740	$ 167,972	$ 119,745	$ 107,993
Net income per share – basic [b]	$ 3.89	$ 3.10	$ 2.31	$ 1.66	$ 1.47
Net income per share – diluted [b]	$ 3.80	$ 3.01	$ 2.25	$ 1.63	$ 1.44
Weighted average shares – diluted	72,757	73,921	74,686	73,297	74,927
Dividends declared per common share outstanding	$ 0.72	$ 0.43	$ 0.28	$ —	$ —
Operating Data (percent of net sales):					
Gross margin	33.6%	33.2%	33.1 %	32.5 %	31.8%
Selling, general and administrative expenses	22.3%	23.0%	23.9 %	24.4 %	23.8%
Operating income	9.4%	8.3%	7.3 %	6.0 %	5.9%
Net income	6.0%	5.3%	4.6 %	3.7 %	3.5%
Store, Sales and Other Data:					
Stores open at end of year	1,176	1,085	1,001	930	855
Same-store sales increase (decrease) [c]	5.3%	8.2%	7.0 %	(1.1)%	1.4%
New-store sales (as a % of net sales) [c]	5.9%	5.6%	5.6 %	7.2 %	8.9%
Average transaction value	$ 44.40	$ 43.33	$ 42.07	$ 42.06	$ 44.55
Same-store average transaction value increase (decrease) [c]	2.0%	3.1%	(0.3)%	(6.0)%	1.3%
Same-store average transaction count increase [c]	3.0%	5.0%	7.4 %	5.3 %	0.1%
Total selling square footage (000's)	18,893	17,506	16,107	15,023	13,839
Total team members	17,300	16,400	14,700	13,300	12,800
Capital expenditures (000's)	$ 152,924	$ 166,156	$ 96,511	$ 73,974	$ 91,759
Balance Sheet Data (at end of period):					
Average inventory per store [d]	$ 727.4	$ 723.4	$ 708.7	$ 706.5	$ 759.0
Inventory turns	3.28	3.23	3.09	2.88	2.79
Working capital	$ 569,547	$ 629,624	$ 617,153	$ 475,847	$ 337,225
Total assets	$ 1,706,808	$ 1,594,832	$ 1,463,474	$ 1,276,580	$ 1,143,301
Long-term debt, less current portion [e]	$ 1,242	$ 1,284	$ 1,316	$ 1,407	$ 1,797
Stockholders' equity	$ 1,024,974	$ 1,008,290	$ 933,242	$ 779,151	$ 651,799

(a) Our fiscal year includes 52 or 53 weeks and ends on the last Saturday of the calendar year. References to fiscal year mean the year in which that fiscal year ended. Fiscal year 2011 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

(b) Basic net income per share is calculated based on the weighted average number of common shares outstanding applied to net income. Diluted net income per share is calculated using the treasury stock method for stock options and restricted stock units.

(c) Same-store metrics are calculated on an annual basis, including relocations, using all stores open at least one year. New stores sales metrics are based on stores open for less than one year.

(d) Assumes average inventory cost, excluding inventory in-transit.

(e) Long-term debt includes amounts outstanding under the Company's capital lease obligations, excluding the current portion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to provide the reader with information that will assist in understanding the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended December 29, 2012 (our fiscal years 2012, 2011 and 2010). Fiscal year 2011 contains 53 weeks of operating results compared to fiscal years 2012 and 2010 which contain 52 weeks. This discussion should be read in conjunction with our consolidated financial statements and notes to the consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements. See "Forward-Looking Statements" and "Risk Factors" included elsewhere in this report.

Overview

Tractor Supply Company is the largest operator of retail farm and ranch stores in the United States and is focused on supplying the lifestyle needs of recreational farmers and ranchers and those who enjoy the rural lifestyle, as well as tradesmen and small businesses. As of December 29, 2012, we operated 1,176 retail stores in 45 states under the names *Tractor Supply Company* and *Del's Feed & Farm Supply*. We also operate a website under the name *TractorSupply.com*. Our stores are located in towns outlying major metropolitan markets and in rural communities, and they offer the following comprehensive selection of merchandise:

- Equine, livestock, pet and small animal products, including items necessary for their health, care, growth and containment;
- Hardware, truck, towing and tool products;
- Seasonal products, including lawn and garden items, power equipment, gifts and toys;
- Maintenance products for agricultural and rural use; and
- Work/recreational clothing and footwear.

Our current and long-term growth strategy is to: (1) expand geographic market presence through opening new retail stores, (2) enhance financial performance through same-store sales growth achieved through targeted merchandising programs with an "everyday value price" philosophy and supported by strong customer service, (3) enhance product margin through strategic product sourcing and regional allocation, a strong exclusive brand offering, and optimization of product pricing, transportation and distribution costs, (4) leverage operating costs, especially advertising, distribution and corporate overhead by focusing on opportunities for continuous improvement and elimination of waste in all of our processes, (5) expand market opportunities via internet sales accomplished by improving our website product content and enhancing our customers' online experience and (6) expand through selective acquisition, as such opportunities arise, to enhance penetration into new and existing markets to complement organic growth.

Over the past five years we have experienced considerable growth in stores, growing from 764 stores at the end of 2007 to 1,176 stores at the end of fiscal 2012, and in sales, with a compounded annual growth rate of approximately 11.5%. Given the size of the communities that we target, we believe that there is ample opportunity for new store growth in existing and new markets. We have developed a proven method for selecting store sites and have identified over 900 additional markets for new Tractor Supply stores.

Executive Summary

We opened 93 new stores in 2012 and 85 new stores in 2011, a selling square footage increase of approximately 8.1% and 7.8%, respectively. During 2012, we opened our first stores in Colorado, and in 2013, we expect to continue our expansion into new markets, including Arizona.

We achieved strong performance in fiscal 2012, delivering diluted earnings per share of $3.80 versus $3.01 in fiscal 2011. As stated in the prior year, we estimate that the 53rd week in fiscal 2011 represented a benefit of approximately $0.09 per diluted share.

Net sales increased to $4.66 billion in 2012, or 10.2% over the prior-year's 53-week period (11.6% adjusted for the extra sales week in fiscal 2011 as part of the Company's 53-week calendar). Same-store sales increased 5.3%, driven primarily by continued strong results in key consumable, usable and edible (C.U.E.) products, principally animal and pet-related merchandise. As a percent of sales, gross margin improved to 33.6% from 33.2% in the prior year. Our gross margin rate continues to benefit from key margin-driving initiatives, including strategic sourcing, inventory and markdown management and price optimization.

We ended the year with $147 million in cash and restricted cash, after returning nearly $323 million to our stockholders through stock repurchases and dividends.

Significant Accounting Policies and Estimates

Management's discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make informed estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Our financial position and/or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Our significant accounting policies are disclosed in Note 1 to our Consolidated Financial Statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory Valuation:		
Inventory Impairment		
We identify potentially excess and slow-moving inventory by evaluating turn rates, historical and expected future sales trends, age of merchandise, overall inventory levels, current cost of inventory and other benchmarks. The estimated inventory valuation reserve to recognize any impairment in value (i.e., an inability to realize the full carrying value) is based on our aggregate assessment of these valuation indicators under prevailing market conditions and current merchandising strategies.	We do not believe our merchandise inventories are subject to significant risk of obsolescence in the near term. However, changes in market conditions or consumer purchasing patterns could result in the need for additional reserves. Our impairment reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding forecasted customer demand and the promotional environment.	We have not made any material changes in the accounting methodology used to recognize inventory impairment reserves in the financial periods presented. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate impairment. However, if assumptions regarding consumer demand or clearance potential for certain products are inaccurate, we may be exposed to losses or gains that could be material. A 10% change in our impairment reserve at December 29, 2012, would have affected net income by approximately $0.5 million in fiscal 2012.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Shrinkage		
We perform physical inventories at each store at least once a year, and we have established reserves for estimating inventory shrinkage between physical inventory counts. The reserve is established by assessing the chain-wide average shrinkage experience rate, applied to the related periods' sales volumes. Such assessments are updated on a regular basis for the most recent individual store experiences.	The estimated store inventory shrink rate is based on historical experience. We believe historical rates are a reasonably accurate reflection of future trends. Our shrinkage reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding future shrinkage trends, the effect of loss prevention measures and new merchandising strategies.	We have not made any material changes in the accounting methodology used to recognize shrinkage in the financial periods presented. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our shrinkage reserve. However, if our estimates regarding inventory losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% change in our shrinkage reserve at December 29, 2012, would have affected net income by approximately $0.9 million in fiscal 2012.
Vendor Funding		
We receive funding from substantially all of our significant merchandise vendors, in support of our business initiatives, through a variety of programs and arrangements, including guaranteed vendor support funds ("vendor support") and volume-based rebate funds ("volume rebates"). The amounts received are subject to terms of vendor agreements, most of which are "evergreen", reflecting the on-going relationship with our significant merchandise vendors. Certain of our agreements, primarily volume rebates, are renegotiated annually, based on expected annual purchases of the vendor's product. Vendor funding is initially deferred as a reduction of the purchase price of inventory and then recognized as a reduction of cost of merchandise as the related inventory is sold. During interim periods, the amount of vendor support is known and is debited to vendors systematically; however, volume rebates are estimated during interim periods based upon initial commitments and anticipated purchase levels with applicable vendors.	The estimated purchase volume (and related vendor funding through volume rebates) is based on our current knowledge of inventory levels, sales trends and expected customer demand, as well as planned new store openings and relocations. Although we believe we can reasonably estimate purchase volume and related volume rebates at interim periods, it is possible that actual year-end results could differ from previously estimated amounts. Our allocation methodology contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding customer demand, purchasing activity, target thresholds, vendor attrition and collectibility.	We have not made any material changes in the accounting methodology used to establish our vendor support reserves in the financial periods presented. At the end of each fiscal year, a significant portion of the actual purchase activity is known. Thus, we do not believe there is a reasonable likelihood that there will be a material change in the amounts recorded as vendor support. We do not believe there is a significant collectibility risk related to vendor support amounts due us at the end of fiscal 2012. If a 10% reserve had been applied against our outstanding vendor support due as of December 29, 2012, net income would have been affected by approximately $0.8 million. Although it is unlikely that there will be any significant reduction in historical levels of vendor support, if such a reduction were to occur in future periods, the Company could experience a higher inventory balance and higher cost of sales.
Freight		
We incur various types of transportation and delivery costs in connection with inventory purchases and distribution. Such costs are included as a component of the overall cost of inventories (on an aggregate basis) and recognized as a component of cost of merchandise sold as the related inventory is sold.	We allocate freight as a component of total cost of sales without regard to inventory mix or unique freight burden of certain categories. This assumption has been consistently applied for all years presented.	We have not made any material changes in the accounting methodology used to establish our capitalized freight balance or freight allocation in the financial periods presented. If a 10% increase or decrease had been applied against our current inventory capitalized freight balance as of December 29, 2012, net income would have been affected by approximately $4.6 million in fiscal 2012.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Self-Insurance Reserves:		
We self-insure a significant portion of our employee medical insurance, workers' compensation and general liability insurance plans. We have stop-loss insurance policies to protect from individual losses over specified dollar values. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, demographic factors and severity factors.	The full extent of certain claims, especially workers' compensation and general liability claims, may not become fully determined for several years. Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodology used to establish our self-insurance reserves in the financial periods presented. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions we use to calculate insurance reserves. However, if we experience a significant increase in the number of claims or the cost associated with these claims, we may be exposed to losses that could be material. A 10% change in our self-insurance reserves at December 29, 2012, would have affected net income by approximately $2.4 million in fiscal 2012.
Sales Tax Audit Reserve:		
A portion of our sales are to tax-exempt customers, predominantly agricultural-based. We obtain exemption information as a necessary part of each tax-exempt transaction. Many of the states in which we conduct business will perform audits to verify our compliance with applicable sales tax laws. The business activities of our customers and the intended use of the unique products sold by us create a challenging and complex compliance environment. These circumstances also create some risk that we could be challenged as to the accuracy of our sales tax compliance. While we believe we appropriately enforce sales tax compliance with our customers and endeavor to fully comply with all applicable sales tax regulations, there can be no assurance that we, upon final completion of such audits, would not have a significant liability for disallowed exemptions.	We review our past audit experience and assessments with applicable states to continually determine if we have potential exposure for non-compliance. Any estimated liability is based on an initial assessment of compliance risk and our historical experience with each state. We continually reassess the exposure based on historical audit results, changes in policies, preliminary and final assessments made by state sales tax auditors, and additional documentation that may be provided to reduce the assessment. Our sales tax audit reserve contains uncertainties because management is required to make assumptions and to apply judgment regarding the complexity of agricultural-based exemptions, the ambiguity in state tax regulations, the number of ongoing audits, and the length of time required to settle with the state taxing authorities.	We have not made any material changes to our sales tax audit assessment methodology in the financial periods presented. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate the sales tax liability reserve. However, if our estimates regarding the ultimate sales tax liability are inaccurate, we may be exposed to losses or gains that could be material. A 10% change in our sales tax audit reserve at December 29, 2012, would have affected net income by approximately $0.6 million in fiscal 2012.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Tax Contingencies:		
Our income tax returns are periodically audited by U.S. federal and state tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any time, multiple tax years are subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax filing positions, we record a liability for uncertain tax positions taken or expected to be taken in a tax return. A number of years may elapse before a particular matter, for which we have established a reserve, is audited and fully resolved or clarified. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We adjust our tax contingencies reserve and income tax provision in the period in which actual results of a settlement with tax authorities differs from our established reserve, the statute of limitations expires for the relevant tax authority to examine the tax position or when more information becomes available.	Our tax contingencies reserve contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions and whether or not the minimum requirements for recognition of tax benefits have been met.	We have not made any material changes in the accounting methodology used to establish our tax contingencies in the financial periods presented. We do not believe there is a reasonable likelihood that there will be a material change in the reserves established for tax benefits not recognized. Although management believes that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution. A 10% change in our uncertain tax position reserve at December 29, 2012 would have affected net income by approximately $0.5 million in fiscal 2012.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of Long-Lived Assets:		
Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally the individual store level. The significant assumptions used to determine estimated undiscounted cash flows include cash inflows and outflows directly resulting from the use of those assets in operations, including margin on net sales, payroll and related items, occupancy costs, insurance allocations and other costs to operate a store. If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on an estimated future cash flow model. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining estimated useful life of that asset.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.	We have not made any material changes in our impairment loss assessment methodology in the financial periods presented. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. None of these estimates and assumptions are significantly sensitive, and a 10% change in any of these estimates would not have a material impact on our analysis. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Quarterly Financial Data

Our unaudited quarterly operating results for each fiscal quarter of 2012 and 2011 are shown below (in thousands, except per share amounts):

2012	First Quarter (13 weeks)	Second Quarter (13 weeks)	Third Quarter (13 weeks)	Fourth Quarter (13 weeks)	Total (52 weeks)
Net sales	$ 1,020,417	$ 1,291,899	$ 1,065,638	$ 1,286,166	$ 4,664,120
Gross margin	332,800	451,461	357,171	424,622	1,566,054
Operating income	64,393	169,844	77,779	124,776	436,792
Net income	40,328	106,621	50,021	79,487	276,457
Net income per share:[a]					
Basic	$ 0.56	$ 1.48	$ 0.71	$ 1.13	$ 3.89
Diluted	$ 0.55	$ 1.45	$ 0.69	$ 1.11	$ 3.80
Same-store sales increase	11.5%	3.2%	2.9%	4.7%	5.3%

2011	First Quarter (13 weeks)	Second Quarter (13 weeks)	Third Quarter (13 weeks)	Fourth Quarter (14 weeks)	Total (53 weeks)
Net sales	$ 836,576	$ 1,178,363	$ 977,776	$ 1,240,028	$ 4,232,743
Gross margin	273,606	402,497	327,603	403,166	1,406,872
Operating income	28,766	144,263	68,129	111,545	352,703
Net income	18,335	91,160	42,733	70,512	222,740
Net income per share:[a]					
Basic	$ 0.25	$ 1.27	$ 0.60	$ 0.99	$ 3.10
Diluted	$ 0.24	$ 1.23	$ 0.58	$ 0.96	$ 3.01
Same-store sales increase [b]	10.7%	4.6%	11.5%	7.6%	8.2%

[a] Due to the nature of interim earnings per share calculations, the sum of quarterly earnings per share amounts may not equal the reported earnings per share for the year.

[b] Due to the 53-week fiscal 2011, each quarter of fiscal 2012 started one week later than the same quarter of fiscal 2011. The chart below presents same-store sales for 2011 as originally reported and as adjusted to represent the same 13-week period as the 2012 fiscal quarters. The adjusted 13-week periods ended on April 2, 2011, July 2, 2011, October 1, 2011 and December 31, 2011, respectively.

	Fiscal 2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Same-store sales increase (originally reported)	10.7%	4.6%	11.5%	7.6%	8.2%
Same-store sales increase (adjusted for week shift)	7.6%	7.1%	11.9%	7.1%	8.3%
Impact of week shift	(3.1)%	2.5%	0.4%	(0.5)%	0.1%

Results of Operations

Our fiscal year includes 52 or 53 weeks and ends on the last Saturday of the calendar year. References to fiscal year mean the year in which that fiscal year ended. The fiscal year ended December 29, 2012 consisted of 52 weeks; the fiscal year ended December 31, 2011 consisted of 53 weeks; and the fiscal year ended December 25, 2010 contained 52 weeks.

The following table sets forth, for the periods indicated, certain items in our Consolidated Statements of Income expressed as a percentage of net sales.

	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of merchandise sold [(a)]	66.4	66.8	66.9
Gross margin [(a)]	33.6	33.2	33.1
Selling, general and administrative expenses[(a)]	22.3	23.0	23.9
Depreciation and amortization	1.9	1.9	1.9
Income before income taxes	9.4	8.3	7.3
Income tax provision	3.4	3.0	2.7
Net income	6.0%	5.3%	4.6%

[(a)] Our gross margin amounts may not be comparable to those of other retailers since some retailers include all of the costs related to their distribution network in cost of merchandise sold and others like us exclude a portion of these distribution network costs from gross margin and instead include them in selling, general and administrative ("SG&A") expenses; refer to Note 1 – Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included in Item 8 Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Fiscal 2012 Compared to Fiscal 2011

Net sales increased 10.2% to $4.66 billion in fiscal 2012 from $4.23 billion in fiscal 2011. Fiscal 2012 included one less sales week compared to fiscal 2011 as a part of the Company's 53-week calendar in the prior year. Adjusting for the impact of the extra sales week in fiscal 2011, our fiscal 2012 net sales increase was 11.6%. Same-store sales for fiscal 2012 were $4.39 billion, a 5.3% increase over fiscal 2011. This compares to a 8.2% same-store sales increase in the prior year. The same-store transaction count increased 3.0%, while same-store average ticket increased 2.0% for fiscal 2012. The same-store sales increase was driven by continued strong results in core consumable, usable and edible (C.U.E.) products, principally animal and pet-related merchandise. We estimate that same-store sales were favorably impacted by approximately 250 basis points due to inflation, principally in key C.U.E. categories.

In addition to same-store sales growth in fiscal 2012, sales from new stores and stores opened less than one year were $276.2 million in fiscal 2012, which represented 6.5 percentage points of the 10.2% increase over fiscal 2011 net sales.

The following chart summarizes our store growth during fiscal 2012 and 2011:

	2012	2011
Store Count, Beginning of Period	1,085	1,001
New Stores Opened	93	85
Stores Closed	(2)	(1)
Store Count, End of Period	1,176	1,085
Stores Relocated	1	3

The following chart indicates the percentage of sales represented by each of our major product categories during fiscal 2012 and 2011:

	Percent of Sales	
Product Category:	**2012**	**2011**
Livestock and Pet	42%	40%
Hardware, Tools,Truck and Towing	23	23
Seasonal, Gift and Toy Products	20	21
Clothing and Footwear	9	10
Agriculture	6	6
Total	100%	100%

Gross margin increased 11.3% to $1.57 billion compared to $1.41 billion in 2011. As a percent of sales, gross margin increased 40 basis points to 33.6% for fiscal 2012 compared to 33.2% for fiscal 2011. These changes reflect improved direct product margin, partially offset by increased transportation costs. Direct product margin increased as we continue to make progress on our four strategic margin initiatives which include inventory and markdown management, strategic sourcing, exclusive branding and price optimization. Transportation costs increased primarily as a result of higher fuel costs, coupled with the continued mix shift to more freight-intensive C.U.E. products. We expect transportation costs to continue to rise as a result of higher planned import volume as a percent of total purchases, as well as increased costs related to the continued mix shift to more freight-intensive C.U.E. products. However, we expect that we will be able to mitigate these factors through effective sourcing of product and retail price management.

As a percent of sales, SG&A expenses, including depreciation and amortization, improved 70 basis points to 24.2% in fiscal 2012 from 24.9% in fiscal 2011. This improvement was primarily attributable to the leverage of continued strong same-store sales, expense control related to store operating costs and lower year-over-year incentive compensation expense. Total SG&A expenses for fiscal 2012 increased 7.1% to $1.13 billion from $1.05 billion in fiscal 2011. The increase in SG&A primarily reflects new store growth as well as operating costs relating to our new Franklin, Kentucky distribution center, which became operational in the fourth quarter of fiscal 2011, offset in part by the favorable impact of one less week in fiscal 2012 compared to fiscal 2011, as part of the Company's 53-week calendar in the prior year.

Our effective tax rate increased to 36.6% for fiscal 2012 compared to 36.5% in fiscal 2011. The change in the effective tax rate was principally due to a reduction in the benefit provided by certain federal tax credits during fiscal 2012 compared to fiscal 2011.

As a result of the foregoing factors, net income for fiscal 2012 increased 24.1% to $276.5 million, or $3.80 per diluted share, as compared to net income of $222.7 million, or $3.01 per diluted share, in fiscal 2011.

During fiscal 2012, we repurchased approximately 3.1 million shares of the Company's common stock at a total cost of $271.8 million as part of our previously announced $1 billion share repurchase program. In fiscal 2011, we repurchased approximately 3.1 million shares at a total cost of $180.0 million.

Fiscal 2011 Compared to Fiscal 2010

Net sales increased 16.3% to $4.23 billion in fiscal 2011 from $3.64 billion in fiscal 2010. Fiscal 2011 included an additional week compared to fiscal 2010, representing approximately 170 basis points of the net sales increase. Same-store sales for fiscal 2011 were $3.99 billion, an 8.2% increase over fiscal 2010. This compares to a 7.0% same-store sales increase in the prior year. The same-store transaction count increased 5.0%, while same-store average ticket increased 3.1% for fiscal 2011. The same-store sales increase was driven by strong results in C.U.E. products, principally animal and pet-related merchandise. Emergency response related merchandise also performed well during the year as a result of Hurricane Irene and tornadoes across the southeast. We estimate that same-store sales were favorably impacted by approximately 340 basis points due to inflation, principally in key C.U.E. categories. Additionally, fiscal 2011 had one additional comp sales day in the year, which had a favorable impact on same-store sales of approximately 30 basis points.

In addition to same-store sales growth in fiscal 2011, sales from new stores and stores opened less than one year were $237.5 million in fiscal 2011, which represented 6.4 percentage points of the 16.3% increase over fiscal 2010 net sales.

The following chart summarizes our store growth during fiscal 2011 and 2010:

	2011	2010
Store Count, Beginning of Period	1,001	930
New Stores Opened	85	74
Stores Closed	(1)	(3)
Store Count, End of Period	1,085	1,001
Stores Relocated	3	—

The following chart indicates the percentage of sales represented by each of our major product categories during fiscal 2011 and 2010:

	Percent of Sales	
Product Category:	2011	2010
Livestock and Pet	40%	39%
Hardware, Tools, Truck and Towing	23	23
Seasonal, Gift and Toy Products	21	22
Clothing and Footwear	10	10
Agriculture	6	6
Total	100%	100%

Gross margin increased 16.9% to $1.41 billion compared to $1.20 billion in 2010. As a percent of sales, gross margin increased 10 basis points to 33.2% for fiscal 2011 compared to 33.1% for fiscal 2010. The increase in gross margin reflects improved direct product margin, partially offset by increased transportation costs. Direct product margin increased as we continued to make progress on our four strategic margin initiatives which include inventory management, strategic sourcing, exclusive branding and price optimization.

As a percent of sales, SG&A expenses, including depreciation and amortization, improved 90 basis points to 24.9% in fiscal 2011 from 25.8% in fiscal 2010. This change was primarily attributable to the leverage of strong same-store sales and expense control with respect to store operating costs. Total SG&A expenses for fiscal 2011 increased 12.5% to $1.05 billion from $937.4 million in fiscal 2010. The increase in SG&A expense primarily reflects new store growth, variable costs associated with our same-store sales performance, increased advertising for print media and special promotional events and expansion of our distribution center capacity and ongoing implementation of the new warehouse management system. The Company's new Franklin, Kentucky distribution center opened in the fourth quarter of fiscal 2011.

Our effective tax rate decreased to 36.5% for fiscal 2011 compared to 36.6% in fiscal 2010. This reduction in the effective tax rate resulted from the favorable impact of certain federal tax credits as well as the utilization of various state income tax credits during fiscal 2011 compared to fiscal 2010.

As a result of the foregoing factors, net income for fiscal 2011 increased 32.6% to $222.7 million, or $3.01 per diluted share, as compared to net income of $168.0 million, or $2.25 per diluted share, in fiscal 2010.

During fiscal 2011, we repurchased approximately 3.1 million shares of stock at a total cost of $180.0 million as part of our previously announced $1 billion share repurchase program. In fiscal 2010, we repurchased approximately 0.8 million shares at a total cost of $38.2 million.

Liquidity and Capital Resources

In addition to normal operating expenses, our primary ongoing cash requirements are for new store expansion, remodeling and relocation programs (including inventory purchases and capital expenditures), distribution center and store support center capacity and improvements, information technology, share repurchases and cash dividends. Our primary ongoing sources of liquidity are existing cash balances, funds provided from operations, borrowings available under our Senior Credit Facility, capital and operating leases and normal trade credit. Our inventory and accounts payable levels typically build in the first and third fiscal quarters in anticipation of the spring and cold-weather selling seasons, respectively.

Working Capital

At December 29, 2012, we had working capital of $569.5 million, which decreased $60.1 million from December 31, 2011. This change was attributable to the following components of current assets and current liabilities (in millions):

	2012	2011	Variance
Current assets:			
Cash and cash equivalents	$ 138.6	$ 176.9	$ (38.3)
Restricted cash	8.4	21.9	(13.5)
Inventories	908.1	830.8	77.3
Prepaid expenses and other current assets	51.8	51.7	0.1
Deferred income taxes	23.1	8.9	14.2
Total current assets	1,130.0	1,090.2	39.8
Current liabilities:			
Accounts payable	320.4	266.4	54.0
Accrued employee compensation	48.4	48.3	0.1
Other accrued expenses	148.3	134.0	14.3
Income taxes payable	43.4	11.9	31.5
Total current liabilities	560.5	460.6	99.9
Working capital	$ 569.5	$ 629.6	$ (60.1)

Working capital at December 29, 2012 was impacted most significantly by changes in our cash, inventory, accounts payable and income taxes payable.

- The decrease in cash is primarily attributable to share repurchases and capital expenditures, offset in part by increased earnings. In fiscal 2012, we repurchased approximately 3.1 million shares under the share repurchase program at a total cost of $271.8 million compared to approximately 3.1 million shares at a cost of $180.0 million in fiscal 2011. Capital expenditures of $152.9 million in fiscal 2012 reflect funding to support new store growth, distribution center capacity, technology upgrades to enhance our customer experience in our retail stores and on-line, as well as the purchase of an undeveloped parcel of land in Brentwood, Tennessee for our new store support center.
- We aggressively manage our inventory balances and in-stock levels at our stores. The increase in inventory was primarily due to new store growth. Average inventory per store increased 0.6% compared to the prior year. The increase in inventory levels on a per-store basis is primarily due to inflation.
- Accounts payable increased primarily as a result of new store growth and the related higher inventory requirements, offset in part by the timing of vendor payments compared to the prior year.
- Income taxes payable increased due to higher income in the period as well as timing of estimated tax payments, as a result of changes in allowable deductions for depreciation expense.

Borrowings and Credit Facilities

The Senior Credit Facility provides for borrowings of up to $250 million (with sub-limits of $250 million and $20 million for letters of credit and swing-line loans, respectively). This agreement is unsecured and matures in October 2016, with proceeds available to be used for working capital, capital expenditures, dividends, share repurchases and other matters.

At December 29, 2012 and December 31, 2011, there were no outstanding borrowings under the Senior Credit Facility. There were $51.4 million and $15.0 million outstanding letters of credit as of December 29, 2012 and December 31, 2011, respectively. Borrowings bear interest at either the bank's base rate (3.25% at December 29, 2012) or the London Inter-Bank Offer Rate ("LIBOR") (0.21% at December 29, 2012) plus an additional amount ranging from 0.40% to 1.00% per annum, adjusted quarterly based on our leverage ratio (0.50% at December 29, 2012). We are also required to pay, quarterly in arrears, a commitment fee for unused capacity ranging from 0.08% to 0.20% per annum and adjusted quarterly based on our leverage ratio, (0.10% at December 29, 2012). There are no compensating balance requirements associated with the Senior Credit Facility.

The Senior Credit Facility requires quarterly compliance with respect to two material covenants: a fixed charge coverage ratio and a leverage ratio. The fixed charge coverage ratio compares earnings before interest, taxes, depreciation, amortization, stock compensation and rent expense ("consolidated EBITDAR") to the sum of interest paid and rental expense (excluding any straight-line rent adjustments). The leverage ratio compares total debt plus rental expense (excluding any straight-line rent adjustments) multiplied by a factor of six to consolidated EBITDAR. The Senior Credit Facility also contains certain other restrictions regarding additional indebtedness, capital expenditures, business operations, guarantees, investments, mergers, consolidations and sales of assets, transactions with subsidiaries or affiliates, and liens. We were in compliance with all covenants at December 29, 2012.

Sources and Uses of Cash

Our primary source of liquidity is cash provided by operations. Principal uses of cash for investing activities are capital expenditures, while uses of cash for financing activities are repurchase of the Company's common stock and payment of common stock dividends. The following table presents a summary of cash flows from operating, investing and financing activities for the last three fiscal years (in millions):

	2012	2011	2010
Net cash provided by operating activities	$ 378.3	$ 254.1	$ 222.6
Net cash used in investing activities	(139.1)	(171.3)	(112.1)
Net cash used in financing activities	(277.5)	(163.2)	(26.0)
Net (decrease) increase in cash and cash equivalents	$ (38.3)	$ (80.4)	$ 84.5

Operating Activities

Cash flow from operating activities continues to provide the primary source of our liquidity. The $124.2 million increase in net cash provided by operations in fiscal 2012 over fiscal 2011 was primarily due to stronger earnings, working capital management and the timing of tax payments as shown below (in millions):

	2012	2011	Variance
Net income	$ 276.5	$ 222.7	$ 53.8
Depreciation and amortization	89.0	80.3	8.7
Stock compensation expense	17.6	15.1	2.5
Deferred income taxes	(26.6)	1.9	(28.5)
Inventories and accounts payable	(23.3)	(75.3)	52.0
Prepaid expenses and other current assets	(0.1)	(17.8)	17.7
Accrued expenses	9.0	20.0	(11.0)
Income taxes payable	31.5	3.6	27.9
Other, net	4.7	3.6	1.1
Net cash provided by operations	$ 378.3	$ 254.1	$ 124.2

The change in deferred income taxes is due primarily to temporary differences related to tax law changes regarding depreciation. Inventory, net of accounts payable, increased at a lesser rate compared to prior year, as we achieved a higher increase in accounts payable relative to inventory primarily due to timing of payments. Income taxes payable increased due to higher income in the period as well as timing of estimated tax payments, as a result of changes in allowable deductions for depreciation expense.

The $31.5 million increase in net cash provided by operations in fiscal 2011 over fiscal 2010 is primarily due to changes in the following operating activities (in millions):

	2011	2010	Variance
Net income	$ 222.7	$ 168.0	$ 54.7
Depreciation and amortization	80.3	69.8	10.5
Stock compensation expense	15.1	11.8	3.3
Deferred income taxes	1.9	2.7	(0.8)
Inventories and accounts payable	(75.3)	(74.3)	(1.0)
Prepaid expenses and other current assets	(17.8)	(3.2)	(14.6)
Accrued expenses	20.0	38.5	(18.5)
Income taxes payable	3.6	1.0	2.6
Other, net	3.6	8.3	(4.7)
Net cash provided by operations	$ 254.1	$ 222.6	$ 31.5

The increase in net cash provided by operations in fiscal 2011 compared with fiscal 2010 was primarily due to stronger net income and the impact of higher depreciation and amortization expense partially offset by a decrease in cash provided by accrued expenses and an increase in cash used for prepaid expenses and other current assets. The increase in depreciation and amortization expense is related to store growth and capital expenditures associated with the construction of a new distribution center. The decrease in cash provided by accrued expenses was primarily due to timing of payments. The increase in cash used for prepaid expenses and other current assets is primarily due to timing of payments due from our vendors.

Investing Activities

Investing activities used cash of $139.1 million, $171.3 million and $112.1 million in fiscal 2012, 2011 and 2010, respectively. The majority of this cash requirement relates to our capital expenditures. In fiscal 2012, the $152.9 million of capital expenditures was partially offset by a $13.5 million decrease in restricted cash. Our significant store expansion, coupled with distribution network and store support center expansion and other required investments in infrastructure, resulted in the following capital expenditures (in millions):

	2012	2011	2010
New and relocated stores and stores not yet opened	$ 60.4	$ 44.9	$ 28.6
Information technology	28.2	12.3	14.9
Existing stores	22.2	18.7	17.6
Distribution center capacity and improvements	16.4	56.3	22.5
Corporate and other	13.8	1.8	1.3
Purchase of previously leased and self developed stores	11.9	32.2	11.6
Total capital expenditures	$ 152.9	$ 166.2	$ 96.5

The above table reflects 93 new stores and one relocation during fiscal 2012, compared to 85 new stores and three relocations during fiscal 2011. We also purchased five of our existing leased stores during fiscal 2012 compared to 12 existing leased stores in fiscal 2011. The capital expenditures in fiscal 2012 for distribution center capacity and improvements primarily reflect the construction of our new distribution center in Macon, Georgia, which we expect to be operational in late 2013. The increase in expenditures for information technology in fiscal 2012 is related to point-of-sale system and e-commerce site upgrades, as well as store and store support center hardware refreshes. The increase in corporate and other primarily reflects the purchase of an undeveloped parcel of land in Brentwood, Tennessee for our future store support center. The spending in fiscal 2011 for distribution center capacity is primarily due to the construction of our distribution center in Franklin, Kentucky and the implementation of a new warehouse management system in two of our seven distribution centers.

We currently estimate that capital expenditures will range between $240 million and $250 million in fiscal 2013.

- We plan to open between 100 to 105 stores in fiscal 2013.
- We estimate that we will spend approximately $40 to $45 million in fiscal 2013 on our distribution center network, principally to relocate our southeast distribution center to Macon, Georgia, as well as continued improvements in existing distribution centers such as conveyor systems.

- We plan to spend approximately $45 to $50 million in fiscal 2013 to develop and construct our new store support center, which we expect to be completed by late 2014.
- We also plan to invest in information technology upgrades, including an upgrade of our e-commerce site, which will include the integration of order management, drop shipment, fulfillment and call center activities.

Financing Activities

Financing activities used cash of $277.5 million, $163.2 million, and $26.0 million in fiscal 2012, 2011 and 2010, respectively. The cash used by financing activities in fiscal 2012 was mainly the result of repurchases of common stock and quarterly cash dividends paid to stockholders, partially offset by net proceeds from issuance of common stock related to share-based compensation and excess tax benefits recognized on options exercised.

Our Board of Directors authorized share repurchases under the share repurchase program up to $1.0 billion of common stock, exclusive of any fees, commissions, or other expenses related to such repurchases, through April 2015. The repurchases may be made from time to time on the open market or in privately negotiated transactions. The timing and amount of any shares repurchased under the program will depend on a variety of factors, including price, corporate and regulatory requirements, capital availability, and other market conditions. Repurchased shares will be held in treasury. The program may be limited or terminated at any time without prior notice.

We repurchased approximately 3.1 million, 3.1 million and 0.8 million shares under the share repurchase program at a total cost of $271.8 million, $180.0 million and $38.2 million in fiscal 2012, 2011 and 2010, respectively. Repurchased shares are accounted for at cost and will be held in treasury for future issuance. As of December 29, 2012, we had remaining authorization under the share repurchase program of $291.2 million exclusive of any fees, commissions, or other expenses.

In the second quarter of fiscal 2012, we increased our quarterly dividend from $0.12 per share to $0.20 per share. We paid dividends totaling $51.3 million, $30.9 million and $20.4 million in fiscal 2012, 2011 and 2010, respectively.

We believe that our existing cash balances, expected cash flow from future operations, borrowings available under the Senior Credit Facility, operating and capital leases and normal trade credit will be sufficient to fund our operations and our capital expenditure needs, including new store openings, store acquisitions, relocations and renovations, and distribution center capacity, over the next several years.

Significant Contractual Obligations and Commercial Commitments

The following table reflects our future obligations and commitments as of December 29, 2012 (in thousands):

	Payment Due by Period				
	Total	2013	2014-2015	2016-2017	Thereafter
Operating leases	$ 1,738,375	$ 205,862	$ 387,434	$ 341,329	$ 803,750
Capital leases[(a)]	2,365	146	292	292	1,635
Purchase obligations[(b)]	3,303	3,303	—	—	—
Construction commitments [(c)]	28,559	28,559	—	—	—
	$ 1,772,602	$ 237,870	$ 387,726	$ 341,621	$ 805,385

[(a)] Capital lease obligations include related interest.

[(b)] Relates to the obligation to purchase a previously leased store.

[(c)] Reflects $3.1 million for the land and construction of stores expected to be opened in fiscal 2013, $24.4 million for construction of our distribution center in Macon, Georgia, and $1.1 million for development of our new store support center. In addition, in January 2013 we signed a contract related to the construction of our new store support center in the amount of $59.0 million.

At December 29, 2012, there were $51.4 million outstanding letters of credit under the Senior Credit Facility and a $7.3 million outstanding letter of credit at a financial institution outside of the Senior Credit Facility which is collateralized by a time deposit classified as restricted cash.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements are limited to operating leases and outstanding letters of credit. The balances for these arrangements are previously discussed. We typically lease buildings for retail stores and offices rather than acquiring these assets which allows us to utilize financial capital to operate the business rather than invest in fixed assets. Letters of credit allow us to purchase inventory, primarily sourced overseas, in a timely manner and support certain risk management programs.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05 "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," which provides new guidance on the presentation of comprehensive income. ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and instead requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the standard for the interim period ended March 31, 2012. There are no items of other comprehensive income for the periods presented; thus, there was no impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment." The ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is more than its carrying amount ("qualitative assessment"). If it is more likely than not the fair value of a reporting unit is more than its carrying amount, an entity would not be required to perform the existing two-step impairment test. The amendments to Topic 350 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted the standard for the interim period ended March 31, 2012. There was no impact on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We may be exposed to changes in interest rates primarily from the Senior Credit Facility. The Senior Credit Facility bears interest at either the bank's base rate (3.25% at both December 29, 2012 and December 31, 2011) or LIBOR (0.21% and 0.30% at December 29, 2012 and December 31, 2011, respectively) plus an additional amount per annum adjusted quarterly (ranging from 0.40% to 1.00%) based on our leverage ratio (0.50% at both December 29, 2012 and December 31, 2011). We are also required to pay (quarterly in arrears) a commitment fee (ranging from 0.08% to 0.20%) based on the daily average unused portion of the credit line (0.10% at both December 29, 2012 and December 31, 2011).

Seasonality and Weather

Our business is seasonal. Historically, our sales and profits have been the highest in the second and fourth fiscal quarters due to the sale of seasonal products. In past years, extreme weather conditions, including snow and ice storms, flood and wind damage, hurricanes, tornadoes and droughts have also affected our sales and results of operations. Our strategy is to reduce or mitigate the impact of extreme weather conditions through geographic dispersion of our stores and taking advantage of our ability to effectively manage inventory allocation. We experience our highest inventory and accounts payable levels during our first fiscal quarter for purchases of seasonal product in anticipation of the spring selling season and again during our third fiscal quarter in anticipation of the cold-weather selling season.

Purchase Price Volatility

Although we cannot determine the full effect of inflation and deflation on our operations, we believe our sales and results of operations are affected by both. We are subject to market risk with respect to the pricing of certain products and services, which include, among other items, steel, grain, petroleum, corn, cotton and other commodities as well as transportation services. Therefore, we may experience both inflationary and deflationary pressure on product cost, which may impact consumer demand and, as a result, sales and gross margin. Our strategy is to reduce or mitigate the effects of purchase price volatility principally by taking advantage of vendor incentive programs, economies of scale from increased volume of purchases, adjusting retail prices and selectively buying from the most competitive vendors without sacrificing quality. Should our strategy to mitigate purchase price volatility not be effective, our financial performance could be adversely impacted.

Item 8. Financial Statements and Supplementary Data

INDEX

TRACTOR SUPPLY COMPANY

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management believes that, as of December 29, 2012, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm which also audited the Company's consolidated financial statements, has issued a report on the Company's internal control over financial reporting, which is included herein.

/s/ Gregory A. Sandfort

Gregory A. Sandfort
President and Chief Executive Officer
February 20, 2013

/s/ Anthony F. Crudele

Anthony F. Crudele
Executive Vice President -
Chief Financial Officer and Treasurer
February 20, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Tractor Supply Company

We have audited Tractor Supply Company's internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Tractor Supply Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Tractor Supply Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Tractor Supply Company as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 29, 2012, and our report dated February 20, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 20, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Tractor Supply Company

We have audited the accompanying consolidated balance sheets of Tractor Supply Company as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tractor Supply Company at December 29, 2012 and December 31, 2011, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tractor Supply Company's internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 20, 2013

TRACTOR SUPPLY COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Year		
	2012 (52 weeks)	**2011** (53 weeks)	**2010** (52 weeks)
Net sales	$ 4,664,120	$ 4,232,743	$ 3,638,336
Cost of merchandise sold	3,098,066	2,825,871	2,434,671
Gross margin	1,566,054	1,406,872	1,203,665
Selling, general and administrative expenses	1,040,287	973,822	867,644
Depreciation and amortization	88,975	80,347	69,797
Operating income	436,792	352,703	266,224
Interest expense, net	1,055	2,087	1,284
Income before income taxes	435,737	350,616	264,940
Income tax expense	159,280	127,876	96,968
Net income	$ 276,457	$ 222,740	$ 167,972
Net income per share – basic	$ 3.89	$ 3.10	$ 2.31
Net income per share – diluted	$ 3.80	$ 3.01	$ 2.25
Weighted average shares outstanding:			
Basic	71,092	71,777	72,597
Diluted	72,757	73,921	74,686
Dividends declared per common share outstanding	$ 0.72	$ 0.43	$ 0.28

The accompanying notes are an integral part of these financial statements.

TRACTOR SUPPLY COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 29, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 138,630	$ 176,965
Restricted cash	8,400	21,870
Inventories	908,116	830,819
Prepaid expenses and other current assets	51,808	51,728
Deferred income taxes	23,098	8,867
Total current assets	1,130,052	1,090,249
Property and Equipment:		
Land	61,522	36,962
Buildings and improvements	511,188	459,703
Furniture, fixtures and equipment	350,224	312,708
Computer software and hardware	109,121	107,753
Construction in progress	37,122	19,309
	1,069,177	936,435
Accumulated depreciation and amortization	(519,179)	(455,580)
Property and equipment, net	549,998	480,855
Goodwill	10,258	10,258
Other assets	16,500	13,470
Total assets	$ 1,706,808	$ 1,594,832
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 320,392	$ 266,409
Accrued employee compensation	48,400	48,261
Other accrued expenses	148,316	134,048
Current portion of capital lease obligations	38	33
Income taxes payable	43,359	11,874
Total current liabilities	560,505	460,625
Capital lease obligations, less current maturities	1,242	1,284
Deferred income taxes	1,477	13,827
Deferred rent	76,236	75,731
Other long-term liabilities	42,374	35,075
Total liabilities	681,834	586,542
Stockholders' equity:		
Preferred Stock, $1.00 par value; 40 shares authorized; no shares issued	—	—
Common Stock, $0.008 par value; 200,000 shares authorized at December 29, 2012 and December 31, 2011; 81,695 shares issued and 69,504 shares outstanding at December 29, 2012 and 80,401 shares issued and 71,265 shares outstanding at December 31, 2011	654	643
Additional paid-in capital	361,759	298,426
Treasury stock, at cost, 12,191 shares at December 29, 2012 and 9,136 shares at December 31, 2011	(709,172)	(437,373)
Retained earnings	1,371,733	1,146,594
Total stockholders' equity	1,024,974	1,008,290
Total liabilities and stockholders' equity	$ 1,706,808	$ 1,594,832

The accompanying notes are an integral part of these financial statements.

TRACTOR SUPPLY COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Stockholders' equity at December 26, 2009	$ 619	$ 190,649	$ (219,204)	$ 807,087	$ 779,151
Issuance of common stock under employee stock purchase plan (74 shares)	1	1,739			1,740
Exercise of stock options (1,550 shares) and restricted stock units (90 shares)	13	22,125			22,138
Stock compensation		11,771			11,771
Tax benefit of stock options exercised		9,780			9,780
Restricted stock units withheld for taxes		(783)			(783)
Repurchase of common stock (826 shares)	(2)	2	(38,172)		(38,172)
Dividends paid				(20,355)	(20,355)
Net income				167,972	167,972
Stockholders' equity at December 25, 2010	631	235,283	(257,376)	954,704	933,242
Issuance of common stock under employee stock purchase plan (53 shares)		2,337			2,337
Exercise of stock options (1,444 shares) and restricted stock units (68 shares)	12	29,111			29,123
Stock compensation		15,041			15,041
Tax benefit of stock options exercised		17,769			17,769
Restricted stock units withheld for taxes		(1,115)			(1,115)
Repurchase of common stock (3,076 shares)			(179,997)		(179,997)
Dividends paid				(30,850)	(30,850)
Net income				222,740	222,740
Stockholders' equity at December 31, 2011	643	298,426	(437,373)	1,146,594	1,008,290
Issuance of common stock under employee stock purchase plan (48 shares)		3,025			3,025
Exercise of stock options (1,066 shares) and restricted stock units (180 shares)	11	23,541			23,552
Stock compensation		17,641			17,641
Tax benefit of stock options exercised		25,947			25,947
Restricted stock units withheld for taxes		(6,821)			(6,821)
Repurchase of common stock (3,055 shares)			(271,799)		(271,799)
Dividends paid				(51,318)	(51,318)
Net income				276,457	276,457
Stockholders' equity at December 29, 2012	$ 654	$ 361,759	$ (709,172)	$ 1,371,733	$ 1,024,974

The accompanying notes are an integral part of these financial statements.

TRACTOR SUPPLY COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year		
	2012 (52 weeks)	2011 (53 weeks)	2010 (52 weeks)
Cash flows from operating activities:			
Net income	$ 276,457	$ 222,740	$ 167,972
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	88,975	80,347	69,797
Loss on disposition of property and equipment	76	955	1,062
Stock compensation expense	17,641	15,041	11,771
Excess tax benefit of stock options exercised	(25,836)	(17,435)	(9,815)
Deferred income taxes	(26,581)	1,856	2,690
Change in assets and liabilities:			
Inventories	(77,297)	(94,299)	(60,054)
Prepaid expenses and other current assets	(80)	(17,783)	(3,201)
Accounts payable	53,983	19,021	(14,247)
Accrued employee compensation	139	13,685	11,851
Other accrued expenses	8,828	6,312	26,691
Income taxes payable	57,321	21,040	10,819
Other	4,676	2,664	7,272
Net cash provided by operating activities	378,302	254,144	222,608
Cash flows from investing activities:			
Capital expenditures	(152,924)	(166,156)	(96,511)
Proceeds from sale of property and equipment	379	752	313
Decrease (increase) in restricted cash	13,470	(21,870)	—
Purchases of short-term investments	—	—	(15,913)
Proceeds from sale of short-term investments	—	15,913	—
Net cash used in investing activities	(139,075)	(171,361)	(112,111)
Cash flows from financing activities:			
Excess tax benefit of stock options exercised	25,836	17,435	9,815
Principal payments under capital lease obligations	(37)	(90)	(392)
Repurchase of shares to satisfy tax obligations	(6,821)	(1,115)	(783)
Repurchase of common stock	(271,799)	(179,997)	(38,172)
Net proceeds from issuance of common stock	26,577	31,460	23,878
Cash dividends paid to stockholders	(51,318)	(30,850)	(20,355)
Net cash used in financing activities	(277,562)	(163,157)	(26,009)
Net (decrease) increase in cash and cash equivalents	(38,335)	(80,374)	84,488
Cash and cash equivalents at beginning of year	176,965	257,339	172,851
Cash and cash equivalents at end of year	$ 138,630	$ 176,965	$ 257,339
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,219	$ 614	$ 305
Income taxes	128,306	103,630	82,821
Non-cash accruals for construction in progress	(5,440)	(350)	—

The accompanying notes are an integral part of these financial statements.

Note 1 – Significant Accounting Policies:

Nature of Business

Tractor Supply Company (the "Company", "we", "us" and/or "our") is the largest operator of retail farm and ranch stores in the United States. We are focused on supplying the lifestyle needs of recreational farmers and ranchers and those who enjoy the rural lifestyle, as well as tradesmen and small businesses. Stores are located in towns outlying major metropolitan markets and in rural communities. At December 29, 2012, we operated a total of 1,176 retail farm and ranch stores in 45 states and also offered a number of products online at *TractorSupply.com*.

Fiscal Year

Our fiscal year ends on the last Saturday of the calendar year and includes 52 or 53 weeks. The fiscal year ended December 31, 2011 consisted of 53 weeks. The fiscal years ended December 29, 2012 and December 25, 2010 consisted of 52 weeks.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Management Estimates

Our preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States inherently requires estimates and assumptions by us that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Significant estimates and assumptions by management primarily impact the following key financial statement areas:

Inventory Valuation

Inventory Impairment Risk

We identify potentially excess and slow-moving inventory by evaluating turn rates, historical and expected future sales trends, age of merchandise, overall inventory levels, current cost of inventory and other benchmarks. The estimated inventory valuation reserve to recognize any impairment in value (i.e. an inability to realize the full carrying value) is based on our aggregate assessment of these valuation indicators under prevailing market conditions and current merchandising strategies. We do not believe our merchandise inventories are subject to significant risk of obsolescence in the near term. However, changes in market conditions or consumer purchasing patterns could result in the need for additional reserves.

Shrinkage

We perform physical inventories at each store at least once a year, and we have established reserves for estimating inventory shrinkage between physical inventory counts. The reserve is established by assessing the chain-wide average shrinkage experience rate, applied to the related periods' sales volumes. Such assessments are updated on a regular basis for the most recent individual store experiences. The estimated store inventory shrink rate is based on historical experience. We believe historical rates are a reasonably accurate reflection of future trends.

Vendor Funding

We receive funding from substantially all of our significant merchandise vendors, in support of our business initiatives, through a variety of programs and arrangements, including guaranteed vendor support funds ("vendor support") and volume-based rebate funds ("volume rebates"). The amounts received are subject to terms of vendor agreements, most of which are "evergreen", reflecting the on-going relationship with our significant merchandise vendors. Certain of our agreements, primarily volume rebates, are renegotiated annually, based on expected annual purchases of the vendor's product. Vendor funding is initially deferred as a reduction of the purchase price of inventory and then recognized as a reduction of cost of merchandise as the related inventory is sold.

During interim periods, the amount of vendor support is known and is debited to vendors systematically; however, volume rebates are estimated during interim periods based upon initial commitments and anticipated purchase levels with applicable vendors. The estimated purchase volume (and related vendor funding through volume rebates) is based on our current knowledge of inventory levels, sales trends and expected customer demand, as well as planned new store openings and relocations. Although we believe we can reasonably estimate purchase volume and related volume rebates at interim periods, it is possible that actual year-end results could differ from previously estimated amounts.

Freight

We incur various types of transportation and delivery costs in connection with inventory purchases and distribution. Such costs are included as a component of the overall cost of inventories (on an aggregate basis) and recognized as a component of cost of merchandise sold as the related inventory is sold.

Self-Insurance Reserves

We self-insure a significant portion of our employee medical insurance, workers' compensation and general liability insurance plans. We have stop-loss insurance policies to protect from individual losses over specified dollar values. The full extent of certain claims, especially workers' compensation and general liability claims, may not become fully determined for several years. Therefore, we estimate potential obligations based upon historical data and experience, including actuarial calculations. Although we believe the reserves established for these obligations are reasonably estimated, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on our financial results. At December 29, 2012, we had recorded net insurance reserves of $37.4 million compared to $31.2 million at December 31, 2011.

Sales Tax Audit Reserve

A portion of our sales are to tax-exempt customers, predominantly agricultural-based. We obtain exemption information as a necessary part of each tax-exempt transaction. Many of the states in which we conduct business will perform audits to verify our compliance with applicable sales tax laws. The business activities of our customers and the intended use of the unique products sold by us create a challenging and complex compliance environment. These circumstances also create some risk that we could be challenged as to the accuracy of our sales tax compliance. While we believe we appropriately enforce sales tax compliance with our customers and endeavor to fully comply with all applicable sales tax regulations, there can be no assurance that we, upon final completion of such audits, will not have a significant liability for disallowed exemptions.

We review our past audit experience and assessments with applicable states to continually determine if we have potential exposure for non-compliance. Any estimated liability is based on an initial assessment of compliance risk and our historical experience with each state. We continually reassess the exposure based on historical audit results, changes in policies, preliminary and final assessments made by state sales tax auditors, and additional documentation that may be provided to reduce the assessment. The reserve for these tax audits can fluctuate depending on numerous factors, including the complexity of agricultural-based exemptions, the ambiguity in state tax regulations, the number of ongoing audits and the length of time required to settle with the state taxing authorities.

Tax Contingencies

Our income tax returns are periodically audited by U.S. federal and state tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any time, multiple tax years are subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax filing positions, we record a liability for uncertain tax positions taken or expected to be taken in a tax return. A number of years may elapse before a particular matter, for which we have established a reserve, is audited and fully resolved or clarified. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We adjust our tax contingencies reserve and income tax provision in the period in which actual results of a settlement with tax authorities differs from our established reserve, the statute of limitations expires for the relevant tax authority to examine the tax position or when more information becomes available.

Our tax contingencies reserve contains uncertainties because management is required to make assumptions and apply judgment to estimate the exposures associated with our various filing positions and whether or not the minimum requirements for recognition of tax benefits have been met.

Our effective income tax rate is also affected by changes in tax law, the tax jurisdiction of new stores or business ventures, the level of earnings and the results of tax audits.

Impairment of Long-Lived Assets

Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated undiscounted future cash flows. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally the individual store level. The significant assumptions used to determine estimated undiscounted cash flows include cash inflows and outflows directly resulting from the use of those assets in operations, including margin on net sales, payroll and related items, occupancy costs, insurance allocations and other costs to operate a store. If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on an estimated future cash flow model. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining estimated useful life of that asset.

No significant impairment charges were recognized in fiscal 2012. In fiscal 2011 and 2010, the Company recognized impairment charges of $0.5 million and $1.1 million, respectively, related to the write-off of certain assets, which were not expected to provide any future benefit to the Company and were determined to have no significant fair value. Impairment charges are included in selling, general and administrative ("SG&A") expenses in the Consolidated Statements of Income.

Revenue Recognition and Sales Returns

We recognize revenue at the time the customer takes possession of merchandise. If we receive payment before completion of our customer obligations (as per our special order and layaway programs), the revenue is deferred until the sale is complete.

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit such collections to the applicable governmental entity on a periodic basis. These taxes are collected from customers at the time of purchase, but are not included in net sales. We record a liability upon collection from the customer and relieve the liability when payments are remitted to the applicable governmental agency.

We estimate a liability for sales returns based on a rolling average of historical return trends, and we believe that our estimate for sales returns is an accurate reflection of future returns associated with past sales. However, as with any estimate, refund activity may vary from estimated amounts. At December 29, 2012, we had a liability of $3.0 million reserved for sales returns, compared to $3.7 million at December 31, 2011.

We recognize revenue when a gift card or merchandise return card is redeemed by the customer and recognize income when the likelihood of the gift card or merchandise return card being redeemed by the customer is remote (referred to as "breakage"). The gift cards and merchandise return card breakage rate is based upon historical redemption patterns and income is recognized for unredeemed gift card and merchandise return cards in proportion to those historical redemption patterns. We recognized breakage income of $1.2 million, $1.5 million and $1.6 million in fiscal 2012, 2011 and 2010, respectively.

Cost of Merchandise Sold

Cost of merchandise sold includes the total cost of products sold; freight expenses associated with moving merchandise inventories from our vendors to our distribution centers, from our distribution centers to our retail stores, and from one distribution center to another; vendor support; damaged, junked or defective product; cash discounts from payments to merchandise vendors; and adjustments for shrinkage (physical inventory losses), lower of cost or market valuation, slow moving product and excess inventory quantities.

Selling, General and Administrative Expenses

SG&A expenses include payroll and benefit costs for retail, distribution center and corporate employees; occupancy costs of retail, distribution center and corporate facilities; advertising; tender costs, including bank charges and costs associated with credit and debit card interchange fees; outside service fees; and other administrative costs, such as computer maintenance, supplies, travel and lodging.

Advertising Costs

Advertising costs consist of expenses incurred in connection with newspaper circulars and customer-targeted direct mail, as well as limited television, radio and other promotions. Costs are expensed when incurred with the exception of television advertising and circular and direct mail promotions, which are expensed upon first showing. Advertising expenses for fiscal 2012, 2011 and 2010 were approximately $62.6 million, $56.0 million and $48.6 million, respectively. Prepaid advertising costs were approximately $0.9 million and $0.3 million at December 29, 2012 and December 31, 2011, respectively.

Warehousing and Distribution Center Costs

Costs incurred at our distribution centers for receiving, warehousing and preparing product for delivery are expensed as incurred and are included in SG&A expenses in the Consolidated Statements of Income. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Distribution center costs for fiscal 2012, 2011 and 2010 were approximately $90.2 million, $76.8 million and $64.4 million, respectively.

Pre-opening Costs

Non-capital expenditures incurred in connection with opening new stores and distribution centers, primarily payroll and rent, are expensed as incurred. Pre-opening costs were approximately $7.1 million, $7.3 million and $7.1 million in fiscal 2012, 2011 and 2010, respectively.

Share-Based Compensation

We have share-based compensation plans, which include incentive and non-qualified stock options, restricted stock units, and an employee stock purchase plan, covering certain members of management and non-employee directors.

We estimate the fair value of our stock option awards at the date of grant utilizing a *Black-Scholes* option pricing model. The *Black-Scholes* option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. However, key assumptions used in the *Black-Scholes* model are adjusted to incorporate the unique characteristics of our stock option awards. Option pricing models and generally accepted valuation techniques require management to make subjective assumptions including expected stock price volatility, expected dividend yield, risk-free interest rate and expected life. We rely on a blended volatility approach, weighting historical volatility trends and implied volatility, to estimate future volatility assumptions. The risk-free interest rates used were actual U.S. Treasury Constant Maturity rates for bonds matching the expected term of the option on the date of grant. The expected life of the option on the date of grant was estimated based on our historical experience for similar options.

In addition to the key assumptions used in the *Black-Scholes* model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. We adjust this estimate periodically, based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

We believe our estimates are reasonable in the context of historical experience. Future results will depend on, among other matters, levels of share-based compensation granted in the future, actual forfeiture rates and the timing of option exercises.

Depreciation and Amortization

Depreciation includes expenses related to all retail, distribution center and corporate assets. Amortization includes expenses related to definite-lived intangible assets.

Income Taxes

We use the asset and liability method to account for income taxes whereby deferred tax assets and liabilities are determined based on differences between the financial carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that are anticipated to be in effect when temporary differences reverse or are settled. The effect of a tax rate change is recognized in the period in which the law is enacted in the provision for income taxes. We record a valuation allowance when it is more likely than not that a deferred tax asset will not be realized.

Net Income Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by dividing net income by the weighted average diluted shares outstanding. Diluted shares are computed using the treasury stock method for stock options and restricted stock units.

Comprehensive Income

The Company's comprehensive income is equal to net income in fiscal 2012, 2011 and 2010.

Cash and Cash Equivalents

Temporary cash investments, with a maturity of three months or less when purchased, are considered to be cash equivalents. The majority of payments due from banks for customer credit cards are classified as cash and cash equivalents, as they settle within 24-48 hours.

Sales generated through our private label credit cards are not reflected as accounts receivable. Under an agreement with Citi Cards, a division of Citigroup ("Citigroup"), consumer and business credit is extended directly to customers by Citigroup. All credit program and related services are performed and controlled directly by Citigroup. Payments due from Citigroup are classified as cash and cash equivalents as they settle within 24-48 hours.

Restricted Cash

At December 29, 2012 and December 31, 2011, the Company's restricted cash consisted of $8.4 million and $21.9 million, respectively, in time deposits held as collateral for a letter of credit at a financial institution outside of the Senior Credit Facility for certain insurance policies.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Financial Instruments Not Carried at Fair Value

Our financial instruments consist of cash and cash equivalents, restricted cash, short-term receivables, trade payables and long-term debt instruments. Due to their short-term nature, the carrying values of cash and cash equivalents, restricted cash, short-term receivables and trade payables approximate current fair value at each balance sheet date. We had no borrowings under the Senior Credit Facility at December 29, 2012 and December 31, 2011.

Inventories

Inventories are stated at the lower of cost, as determined by the average cost method, or market. Inventory cost consists of the direct cost of merchandise including freight. Inventories are net of shrinkage, obsolescence, other valuations and vendor allowances.

Property and Equipment

Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the initial term of the lease or the useful life of the improvement, whichever is less. Leasehold improvements added late in the lease term are amortized over the term of the lease (including the first renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is less. The following estimated useful lives are generally applied:

	Life
Buildings	30 – 35 years
Leasehold and building improvements	5 – 35 years
Furniture, fixtures and equipment	5 – 10 years
Computer software and hardware	3 – 5 years

During 2011 and 2012, we entered into agreements with various governmental entities in the states of Kentucky, Georgia and Tennessee to implement tax abatement plans related to our distribution center in Franklin, Kentucky (Simpson County), our distribution center currently under construction in Macon, Georgia (Bibb County) and our new store support center currently under construction in Brentwood, Tennessee (Williamson County). The tax abatement plans provide for reduction of real property taxes for specified time frames by legally transferring title to our real property in exchange for industrial revenue bonds. This property was then leased back to the Company. No cash was exchanged.

The lease payments are equal to the amount of the payments on the bonds. The tax abatement period extends through the term of the lease, which coincides with the maturity date of the bonds. At any time, the Company has the option to purchase the real property by paying off the bonds, plus $1. The terms and amounts authorized and drawn under each industrial revenue bond agreement are outlined as follows, as of December 29, 2012:

	Bond Term	Bond Authorized Amount (in millions)	Amount Drawn (in millions)
Franklin, Kentucky Distribution Center	30 years	$ 54.0	$ 51.8
Macon, Georgia Distribution Center	15 years	$ 58.0	$ 7.8
Brentwood, Tennessee Store Support Center	10 years	$ 78.0	$ 10.7

Due to the form of these transactions, we have not recorded the bonds or the lease obligation associated with the sale lease-back transaction. The original cost of the Company's property and equipment is recorded on the balance sheet and is being depreciated over its estimated useful life.

Capitalized Software Costs

The Company capitalizes certain costs related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three to five years. Computer software consists primarily of third-party software purchased for internal use. A subsequent addition, modification or upgrade to internal-use software is capitalized to the extent that it enhances the software's functionality or extends its useful life. These costs are included in computer software and hardware in the accompanying Consolidated Balance Sheets. Certain software costs not meeting the criteria for capitalization are expensed as incurred.

Goodwill

Goodwill is not amortized, but is evaluated for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. We complete our impairment evaluation by performing internal valuation analyses and considering other publicly available market information, as appropriate.

We have elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting operating unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment under the new authoritative guidance issued by the Financial Accounting Standards Board (FASB). If we determine that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test will be performed. The first step of the goodwill impairment test, used to identify the potential for impairment, compares the fair value of a reporting unit with the carrying value of its net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, the second step of the goodwill impairment test is performed to measure the amount of impairment loss to be recorded, if any. The second step, if required, would compare the implied fair value of goodwill with the current carrying amount of goodwill. If the implied fair value of goodwill is less than the carrying value, an impairment charge would be recorded as a charge to our operations.

In the fourth quarter of fiscal 2012, we completed our annual impairment testing of goodwill and no impairment was identified. We determined that the fair value of the reporting unit (including goodwill) was in excess of the carrying value of the reporting unit and as such, the second step was not necessary. In reaching this conclusion, the fair value of the reporting unit was determined based on a market approach. Under the market approach, the fair value is based on observed market prices.

Store Closing Costs

We regularly evaluate the performance of our stores and periodically close those that are under-performing. We record a liability for a cost associated with an exit or disposal activity when the liability is incurred, usually in the period the store closes. Store closing costs were not significant to results of operations for any of the fiscal years presented.

Leases

Assets under capital leases are amortized in accordance with our normal depreciation policy for owned assets or over the lease term, if shorter, and the related charge to operations is included in depreciation expense in the Consolidated Statements of Income.

Certain operating leases include rent increases during the initial lease term. For these leases, we recognize the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and record the difference between the expense charged to operations and amounts paid as a deferred rent liability.

We occasionally receive reimbursements from landlords to be used towards improving the related store to be leased. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. Related reimbursements are deferred and amortized on a straight-line basis as a reduction of rent expense over the initial lease term.

Note 2 - Share-Based Compensation:

Share-based compensation includes stock option and restricted stock unit awards and certain transactions under our Employee Stock Purchase Plan (the "ESPP"). Share-based compensation expense is recognized based on grant date fair value of all stock options and restricted stock unit awards plus a discount on shares purchased by employees as a part of the ESPP. The discount under the ESPP represents the difference between the grant date market value and the employee's purchase price.

There were no significant modifications to the Company's share-based compensation plans during fiscal 2012.

Share-based compensation expense including changes in expense for modifications of awards was \$17.6 million, \$15.0 million and \$11.8 million for fiscal 2012, 2011 and 2010, respectively.

Stock Options

Under our 2009 Stock Incentive Plan, options may be granted to officers, non-employee directors and other employees. The per share exercise price of options granted shall not be less than the fair market value of the stock on the date of grant and such options will expire no later than ten years from the date of grant. Vesting of options commences at various anniversary dates following the dates of grant.

Under the terms of the 2009 Stock Incentive Plan, a maximum of 6,200,000 shares are available for grant as stock options or other awards. At December 29, 2012, we had 4,003,636 shares available for future equity awards under the Company's 2009 Stock Incentive Plan.

The fair value is separately estimated for each option grant. The fair value of each option is recognized as compensation expense ratably over the vesting period. We have estimated the fair value of all stock option awards as of the date of the grant by applying a *Black-Scholes* pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The ranges of key assumptions used in determining the fair value of options granted during fiscal 2012, 2011 and 2010, as well as a summary of the methodology applied to develop each assumption, are as follows:

	Fiscal Year		
	2012	2011	2010
Expected price volatility	37.1 – 38.5%	38.0 – 38.7%	38.5 – 38.9%
Risk-free interest rate	0.6 – 0.8%	0.9 – 2.4%	1.0 – 2.7%
Weighted average expected lives (in years)	4.7	4.7 – 5.6	4.8 – 5.8
Forfeiture rate	7.0%	5.5 – 7.6%	5.4 – 7.7%
Dividend yield	0.7%	0.8 – 1.0%	0.0 – 1.0%

Expected Price Volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Prior to 2012, we used actual historical changes in the market value of the stock to determine volatility. Beginning in 2012, we use a blended volatility approach, weighting (i) actual historical changes in the market value of the stock at 75% and (ii) average implied volatility using tradable option data at 25%. To calculate historical changes in market value, we use daily market value changes from the date of grant over a past period generally representative of the expected life of the options to determine volatility. To derive implied volatility, we rely on publicly traded options, with maturities of six months or greater. We believe this blended calculation of historical and expected price volatility provides the most relevant indicator of future volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate — This is the U.S. Treasury Constant Maturity rate over a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Weighted Average Expected Lives — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted generally have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture Rate — This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield —This is the estimated dividend yield for the weighted average expected life of the option granted. An increase in the dividend yield will decrease compensation expense.

We issue shares for options when exercised. A summary of stock option activity is as follows:

	Options		Weighted Average Exercise Price		Weighted Average Fair Value	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value *(in thousands)*
Outstanding December 26, 2009	5,300,844	$	18.53			6.4	$	47,413
Granted	908,728		26.70	$	10.32			
Exercised	(1,550,077)		14.28					
Canceled	(144,638)		21.82					
Outstanding December 25, 2010	4,514,857	$	21.52			6.7	$	121,350
Granted	546,655		52.18	$	17.73			
Exercised	(1,444,007)		20.17					
Canceled	(65,630)		33.29					
Outstanding December 31, 2011	3,551,875	$	26.57			6.5	$	154,782
Granted	573,252		85.57	$	26.26			
Exercised	(1,066,448)		22.08					
Canceled	(28,488)		60.78					
Outstanding December 29, 2012	3,030,191	$	38.95			6.6	$	147,229
Exercisable at December 29, 2012	1,875,189	$	24.33			5.5	$	118,401

The aggregate intrinsic values in the table above represents the total difference between our closing stock price at each year-end and the option exercise price, multiplied by the number of in-the-money options at each year-end. As of December 29, 2012, total unrecognized compensation expense related to non-vested stock options is $14.4 million with a weighted average expense recognition period of 1.4 years.

There were no material modifications to options in 2012, 2011 or 2010.

Other information relative to option activity during fiscal 2012, 2011 and 2010 is as follows (in thousands):

		2012		2011		2010
Total fair value of stock options vested	$	8,826	$	7,590	$	8,417
Total intrinsic value of stock options exercised	$	71,879	$	59,712	$	31,388

Restricted Stock Units

We issue shares for restricted stock unit awards once vesting occurs and related restrictions lapse. The units vest over a one to three-year term; some plan participants have elected to defer receipt of shares of common stock upon vesting of restricted stock units, and as a result, shares are not issued until a later date. The status of restricted stock units is presented below:

Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value
Restricted at December 26, 2009	558,784	$ 19.04
Granted	148,862	27.37
Exercised	(119,184)	22.10
Forfeited	(38,284)	19.28
Restricted at December 25, 2010	550,178	$ 20.61
Granted	63,484	53.23
Exercised	(88,390)	20.82
Forfeited	—	—
Restricted at December 31, 2011	525,272	$ 24.52
Granted	40,017	87.10
Exercised	(263,592)	20.99
Forfeited	—	—
Restricted at December 29, 2012	301,697	$ 37.52

Other information relative to restricted unit activity during fiscal 2012, 2011 and 2010 is as follows (in thousands):

	2012	2011	2010
Total grant date fair value of restricted units vested and issued	$ 5,533	$ 1,840	$ 2,634
Total intrinsic value of restricted units vested and issued	$ 21,694	$ 4,915	$ 3,329

For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of shares withheld by the Company for the minimum statutory tax withholding requirements, which we pay on behalf of our employees. We issued 179,962, 68,007, and 90,203 shares as a result of vested restricted stock units during fiscal 2012, 2011 and 2010, respectively. Although shares withheld are not issued, they are treated similar to common stock repurchases as they reduce the number of shares that would have been issued upon vesting. The amounts are net of 83,630, 20,383, and 28,981 shares withheld to satisfy $6.8 million, $1.1 million, and $0.8 million of employees' tax obligations during fiscal 2012, 2011 and 2010, respectively.

There were no material modifications to restricted stock units in 2012, 2011 or 2010.

As of December 29, 2012, total unrecognized compensation expense related to non-vested restricted stock units is $3.5 million with a weighted average expense recognition period of 1.6 years.

Employee Stock Purchase Plan

The ESPP provides our employees the opportunity to purchase, through payroll deductions, shares of common stock at a 15% discount. Pursuant to the terms of the ESPP, we issued 47,918, 53,333 and 74,788 shares of common stock during fiscal 2012, 2011 and 2010, respectively. The total cost related to the ESPP, including the compensation expense calculations, was approximately $0.8 million, $0.6 million and $0.4 million in fiscal 2012, 2011 and 2010, respectively. At December 29, 2012, there were 6,198,601 shares of common stock reserved for future issuance under the ESPP.

Note 3 - Senior Credit Facility:

During the period of February 2008 through October 23, 2011, we were party to a senior credit facility (the "Credit Agreement"), which provided for borrowings up to $350 million (with sublimits of $75 million and $20 million for letters of credit and swingline loans, respectively) with proceeds available to be used for working capital, capital expenditures, dividends, share repurchases and other matters. The Credit Agreement had an Increase Option for $150 million (subject to additional lender group commitments). The Credit Agreement was unsecured and would have matured in February 2012.

On October 24, 2011, we entered into a new Senior Credit Facility with essentially the same lender group as under the previous Credit Agreement. The new Senior Credit Facility provides for borrowings of up to $250 million (with sublimits of $250 million and $20 million for letters of credit and swingline loans, respectively). This agreement is unsecured and matures in October 2016, with proceeds available to be used for working capital, capital expenditures, dividends, share repurchases and other matters.

At December 29, 2012 and December 31, 2011, there were no outstanding borrowings under the new Senior Credit Facility. There were $51.4 million and $15.0 million outstanding letters of credit as of December 29, 2012 and December 31, 2011, respectively. Borrowings bear interest at either the bank's base rate (3.25% at December 29, 2012) or the London Inter-Bank Offer Rate (0.21% at December 29, 2012) plus an additional amount ranging from 0.40% to 1.00% per annum, adjusted quarterly based on our leverage ratio (0.50% at December 29, 2012). We are also required to pay, quarterly in arrears, a commitment fee ranging from 0.08% to 0.20% per annum and adjusted quarterly based on our leverage ratio, for unused capacity (0.10% at December 29, 2012). There are no compensating balance requirements associated with the Senior Credit Facility.

The Senior Credit Facility requires quarterly compliance with respect to two material covenants: a fixed charge coverage ratio and a leverage ratio. The fixed charge coverage ratio compares earnings before interest, taxes, depreciation, amortization, stock compensation and rent expense ("consolidated EBITDAR") to the sum of interest paid and rental expense (excluding any straight-line rent adjustments). The leverage ratio compares total debt plus rental expense (excluding any straight-line rent adjustments) multiplied by a factor of six to consolidated EBITDAR. The Senior Credit Facility also contains certain other restrictions regarding additional indebtedness, capital expenditures, business operations, guarantees, investments, mergers, consolidations and sales of assets, transactions with subsidiaries or affiliates, and liens. We were in compliance with all covenants at December 29, 2012.

Note 4 - Leases:

We lease the majority of our office space and retail store locations, certain distribution centers, transportation equipment and other equipment under various non-cancellable operating leases. The leases have varying terms and expire at various dates through 2029. Store leases typically have initial terms of between 10 and 15 years, with two to four optional renewal periods of five years each. Some leases require the payment of contingent rent that is based upon store sales above agreed-upon sales levels for the year. The sales levels vary for each store and are established in the lease agreements. Generally, most of the leases also require that we pay associated taxes, insurance and maintenance costs.

Total rent expense for fiscal 2012, 2011 and 2010 was approximately $200.1 million, $186.8 million and $173.4 million, respectively. Total contingent rent expense for fiscal 2012, 2011 and 2010 was insignificant.

Future minimum payments, by year and in the aggregate, under leases with initial or remaining terms of one year or more consist of the following (in thousands):

	Capital Leases	Operating Leases
2013	$ 146	$ 205,862
2014	146	199,450
2015	146	187,984
2016	146	176,701
2017	146	164,628
Thereafter	1,635	803,750
Total minimum lease payments	2,365	$ 1,738,375
Amount representing interest	(1,085)	
Present value of minimum lease payments	1,280	
Less: current portion	(38)	
Long-term capital lease obligations	$ 1,242	

Assets under capital leases were as follows (in thousands):

	2012	2011
Building and improvements	$ 1,581	$ 1,581
Computer software and hardware	804	1,510
Less: accumulated depreciation and amortization	(1,534)	(2,187)
	$ 851	$ 904

Note 5 - Capital Stock and Dividends:

Capital Stock

The authorized capital stock of the Company consists of common stock and preferred stock. In 2011, the stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 200 million shares. The Company is also authorized to issue 40,000 shares of Preferred Stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

Dividends

During 2012 and 2011, the Board of Directors declared the following dividends:

Date Declared	Dividend Amount Per Share	Stockholders of Record Date	Date Paid
October 31, 2012	$0.20	November 19, 2012	December 4, 2012
August 1, 2012	$0.20	August 20, 2012	September 5, 2012
May 2, 2012	$0.20	May 21, 2012	June 5, 2012
February 8, 2012	$0.12	February 27, 2012	March 13, 2012
October 26, 2011	$0.12	November 14, 2011	November 29, 2011
July 28, 2011	$0.12	August 15, 2011	August 30, 2011
April 28, 2011	$0.12	May 16, 2011	June 1, 2011
February 4, 2011	$0.07	February 22, 2011	March 8, 2011

On February 6, 2013, our Board of Directors declared a quarterly cash dividend of $0.20 per share of the Company's common stock. The dividend will be paid on March 12, 2013 to stockholders of record as of the close of business on February 25, 2013.

Note 6 - Treasury Stock:

On April 28, 2011, the Company's Board of Directors authorized a $600 million increase to the existing share repurchase program, bringing the total amount authorized to date under the program to an aggregate of $1.0 billion of common stock, exclusive of any fees, commissions, or other expenses related to such repurchases, through April 2015. The repurchases may be made from time to time on the open market or in privately negotiated transactions. The timing and amount of any shares repurchased under the program will depend on a variety of factors, including price, corporate and regulatory requirements, capital availability, and other market conditions. Repurchased shares will be held in treasury. The program may be limited or terminated at any time without prior notice.

We repurchased 3.1 million, 3.1 million and 0.8 million shares under the share repurchase program at a total cost of $271.8 million, $180.0 million and $38.2 million in fiscal 2012, 2011 and 2010, respectively. As of December 29, 2012, we had remaining authorization under the share repurchase program of $291.2 million exclusive of any fees, commissions, or other expenses.

Note 7 - Net Income Per Share:

Net income per share is calculated as follows (in thousands, except per share amounts):

	2012 (52 weeks)		
	Net Income	Shares	Per Share Amount
Basic net income per share:			
Net income	$ 276,457	71,092	$ 3.89
Diluted net income per share:			
Dilutive stock options and restricted stock units outstanding	—	1,665	(0.09)
Net income	$ 276,457	72,757	$ 3.80

	2011 (53 weeks)		
	Net Income	Shares	Per Share Amount
Basic net income per share:			
Net income	$ 222,740	71,777	$ 3.10
Diluted net income per share:			
Dilutive stock options and restricted stock units outstanding	—	2,144	(0.09)
Net income	$ 222,740	73,921	$ 3.01

	2010 (52 weeks)		
	Net Income	Shares	Per Share Amount
Basic net income per share:			
Net income	$ 167,972	72,597	$ 2.31
Diluted net income per share:			
Dilutive stock options and restricted stock units outstanding	—	2,089	(0.06)
Net income	$ 167,972	74,686	$ 2.25

Anti-dilutive stock options excluded from the above calculations totaled 495,799, 321,080 and 521,941 in fiscal 2012, 2011 and 2010, respectively.

Note 8 – Income Taxes:

The provision for income taxes consists of the following (in thousands):

	2012	2011	2010
Current tax expense:			
Federal	$ 165,519	$ 112,142	$ 85,854
State	20,342	13,878	7,444
Total current	185,861	126,020	93,298
Deferred tax expense (benefit):			
Federal	(20,857)	3,220	2,116
State	(5,724)	(1,364)	1,554
Total deferred	(26,581)	1,856	3,670
Total provision	$ 159,280	$ 127,876	$ 96,968

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities are as follows (in thousands):

	2012	2011
Current tax assets:		
Inventory valuation	$ 11,981	$ 10,171
Accrued employee benefit costs	27,636	24,807
Accrued sales taxes	3,564	4,221
Other	8,439	9,251
	51,620	48,450
Current tax liabilities:		
Inventory basis difference	(26,182)	(37,730)
Prepaid expenses	(1,541)	(1,055)
Other	(799)	(798)
	(28,522)	(39,583)
Net current tax asset	$ 23,098	$ 8,867
Non-current tax assets:		
Capital lease obligation basis difference	$ 1,001	$ 1,010
Rent expenses in excess of cash payments required	25,263	23,584
Deferred compensation	17,970	15,555
Other	4,574	3,620
Valuation allowance	(862)	(1,637)
	47,946	42,132
Non-current tax liabilities:		
Depreciation	(47,219)	(54,047)
Capital lease assets basis difference	(511)	(531)
Other	(1,693)	(1,381)
	(49,423)	(55,959)
Net non-current tax liability	$ (1,477)	$ (13,827)
Net deferred tax asset (liability)	$ 21,621	$ (4,960)

We have evaluated the need for a valuation allowance for all or a portion of the deferred tax assets. With the exception of state tax credit carryforwards, we believe that all of the deferred tax assets will more likely than not be realized through future earnings. We had state tax credit carryforwards of $2.6 million and $2.7 million as of December 29, 2012 and December 31, 2011, respectively, with varying dates of expiration between 2013 and 2020. We provided a valuation allowance of $0.9 million and $1.6 million as of December 29, 2012 and December 31, 2011, respectively, due to our uncertainty of utilizing these credits before their expiration dates. A reconciliation of the provision for income taxes to the amounts computed at the federal statutory rate is as follows (in thousands):

	2012	2011	2010
Tax provision at statutory rate	$ 152,508	$ 122,715	$ 92,729
Tax effect of:			
State income taxes, net of federal tax benefits	9,502	8,134	5,848
Permanent differences	(2,730)	(2,973)	(1,609)
	$ 159,280	$ 127,876	$ 96,968

The Company and its affiliates file income tax returns in the U.S. and various state and local jurisdictions. With few exceptions, we are no longer subject to federal, state and local income tax examinations by tax authorities for years before 2008. The IRS commenced an examination of the Company's federal tax returns for 2006 and 2007 which was completed in February 2011, and no IRS adjustments were proposed. In 2012, the IRS commenced an audit of the 2010 federal tax return. Various states have completed an examination of our income tax returns for 2008 through 2010 with minimal adjustments.

The total amount of unrecognized tax benefits that, if recognized, would decrease the effective tax rate, is $4.7 million at December 29, 2012. In addition, we recognize current interest and penalties accrued related to these uncertain tax positions as interest expense, and the amount is not material to the Consolidated Statements of Income. The Company estimates the overall decrease in unrecognized tax benefits in the next twelve months will range between $0.6 million and $1.1 million. A reconciliation of the beginning and ending gross amount of unrecognized tax benefits (exclusive of interest and penalties) is as follows (in thousands):

	2012	2011	2010
Balance at beginning of year	$ 5,774	$ 4,801	$ 4,084
Additions based on tax positions related to the current year	1,358	1,611	1,453
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	(1,234)	(638)	(736)
Reductions due to audit results	—	—	—
Balance at end of year	$ 5,898	$ 5,774	$ 4,801

Note 9 - Retirement Benefit Plans:

We have a defined contribution benefit plan, the Tractor Supply Company 401(k) Retirement Savings Plan (the "Plan"), which provides retirement benefits for our eligible employees. We match (in cash) 100% of the employee's elective contributions up to 3% of the employee's eligible compensation plus 50% of the employee's elective contributions from 3% to 6% of the employee's eligible compensation. In no event shall the total Company match made on behalf of the employee exceed 4.5% of the employee's eligible compensation. All current contributions are immediately vested. Company contributions to the Plan during fiscal 2012, 2011 and 2010, were approximately $4.4 million, $4.3 million and $3.7 million, respectively.

We offer, through a deferred compensation program, the opportunity for certain qualifying employees to elect to defer a portion of their annual base salary and/or their annual incentive bonus. Under the deferred compensation program, a percentage of the participants' salary deferral is matched by the Company, limited to a maximum annual matching contribution of $4,500. The Company's contributions, including accrued interest, were $0.4 million, $0.4 million and $0.3 million in each of the fiscal years 2012, 2011 and 2010, respectively.

Note 10 – Commitments and Contingencies:

Construction and Real Estate Commitments

At December 29, 2012, we had commitments related to a new distribution center in Macon, Georgia totaling approximately $24.4 million, commitments related to construction projects for new stores totaling approximately $3.1 million, commitments related to the development of land for our store support center of approximately $1.1 million and a commitment to purchase one store previously under lease for approximately $3.3 million. In January 2013, we signed a contract related to the construction of our new store support center in the amount of $59.0 million.

Litigation

The Company responded to a Request for Information from the United States Environmental Protection Agency ("EPA") in the first quarter of fiscal 2009 relating to certain recreational vehicles and non-road spark ignition engines sold by the Company. In the first quarter of fiscal 2011, the Environmental Enforcement Section of the Department of Justice ("DOJ"), on behalf of the EPA, informed the Company that it believed the Company had violated the Clean Air Act by importing or causing the importation of certain engines that were noncompliant, and that unless the DOJ and the Company were able to reach a settlement, the DOJ was prepared to commence a civil action. The engines were purchased by the Company pursuant to agreements with vendors under which the vendors represented that their products complied with all applicable laws and regulations and under which the vendors agreed to indemnify the Company for any liabilities or costs relating to, among other matters, the noncompliance or alleged noncompliance of their products. The Company notified these vendors of the EPA's position and has worked with these vendors to provide additional information to the DOJ and EPA regarding the alleged violations. As a result of this process, the Company believes it has provided evidence that many of the products identified by the DOJ and EPA in early 2011 were, in fact, in compliance with the Clean Air Act and that most of the remaining issues relate to products purchased from one vendor. The vendor of these products and the Company are engaged in settlement discussions with the DOJ and EPA that would call for the payment of a civil penalty by and certain injunctive relief against the Company. In addition, the EPA in May 2012 provided the Company with a summary of preliminary findings based on inspections of certain products sold by the Company. In the fourth quarter of 2012, the EPA informed the Company of its position that many of the issues identified in its preliminary findings constitute violations of the Clean Air Act. The Company is working with the vendors of these products to provide additional information to EPA. The Company intends to seek reimbursement from its vendors for any penalties paid as part of a settlement of these matters. The Company does not expect the resolution of these matters to have a material adverse effect on its financial condition, results of operations or cash flows. We do not believe it is reasonably possible that a loss in excess of the amount accrued will be incurred.

We are also involved in various litigation matters arising in the ordinary course of business. We expect these matters will be resolved without material adverse effect on our consolidated financial position, results of operations or cash flows. We believe that any estimated loss related to such matters has been adequately provided in accrued liabilities to the extent probable and reasonably estimable.

Note 11 – Segment Reporting:

Tractor Supply Company has one reportable segment which is the retail sale of farm and ranch products. The Company manages the business on the basis of one operating segment. The following chart indicates the percentage of sales represented by each of our major product categories during fiscal 2012, 2011, and 2010:

	Percent of Sales		
Product Category:	**2012**	**2011**	**2010**
Livestock and Pet	42%	40%	39%
Hardware, Tools, Truck and Towing	23	23	23
Seasonal, Gift and Toy Products	20	21	22
Clothing and Footwear	9	10	10
Agriculture	6	6	6
Total	100%	100%	100%

Note 12 - Impact of Recently Issued Accounting Standards:

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05 "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," which provides new guidance on the presentation of comprehensive income. ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and instead requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the standard for the interim period ended March 31, 2012. There are no items of other comprehensive income for the periods presented; thus, there was no impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment." The ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is more than its carrying amount ("qualitative assessment"). If it is more likely than not the fair value of a reporting unit is more than its carrying amount, an entity would not be required to perform the existing two-step impairment test. The amendments to Topic 350 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted the standard for the interim period ended March 31, 2012. There was no impact on the Company's consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation required by the Securities Exchange Act of 1934, as amended (the "1934 Act"), under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the 1934 Act) as of December 29, 2012. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 29, 2012 our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

A report of the Company's management on the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) and a report of Ernst & Young LLP, an independent registered public accounting firm, on the effectiveness of the Company's internal control over financial reporting are included in Item 8 of this Annual Report on Form 10-K.

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth under the caption "Executive Officers of the Registrant" in Part I of this Form 10-K is incorporated herein by reference.

The information set forth under the captions "Corporate Governance – Code of Ethics," "Item 1: Election of Directors," "Board Meetings and Committees," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our Annual Meeting of Stockholders to be held on May 2, 2013 is incorporated herein by reference.

Item 11. Executive Compensation

The information set forth under the captions "Corporate Governance – Compensation Committee Interlocks and Insider Participation," "Compensation of Directors", and "Executive Compensation" in our Proxy Statement for our Annual Meeting of Stockholders to be held on May 2, 2013 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for our Annual Meeting of Stockholders to be held on May 2, 2013 is incorporated herein by reference.

Following is a summary of our equity compensation plans as of December 29, 2012, under which equity securities are authorized for issuance, aggregated as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders:			
Stock Incentive Plan[a][b]	3,331,888	$ 35.43	4,003,636
Employee Stock Purchase Plan [c]	—	—	6,198,601
Equity compensation plans not approved by security holders	—	—	—
Total	3,331,888	$ 35.43	10,202,237

[a] The 2006 Stock Incentive Plan was superseded in May 2009 by the 2009 Stock Incentive Plan. The 2000 Stock Incentive Plan was superseded in May 2006. The 1994 Stock Option Plan expired in February 2004.

[b] Restricted stock units issued under our stock incentive plans have a weighted average exercise price of zero.

[c] Represents shares available as of December 29, 2012.

The information set forth in Note 2 to the "Notes to Consolidated Financial Statements" contained in this Form 10-K provides further information with respect to the material features of each plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the captions "Item 1 – Election of Directors", "Corporate Governance" and "Related-Party Transactions" in our Proxy Statement for our Annual Meeting of Stockholders to be held on May 2, 2013 is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the caption "Item 2 – Ratification of Reappointment of Independent Registered Public Accounting Firm" in our Proxy Statement for our Annual Meeting of Stockholders to be held on May 2, 2013, is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements

See Consolidated Financial Statements under Item 8 on pages 38 through 58 of this Form 10-K.

(a) (2) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements and, therefore, have been omitted.

(a) (3) Exhibits

The exhibits listed in the Index to Exhibits, which appears on pages 62 through 64 of this Form 10-K, are incorporated herein by reference or filed as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRACTOR SUPPLY COMPANY

Date: February 20, 2013

By: /s/ Anthony F. Crudele
Executive Vice President – Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony F. Crudele Anthony F. Crudele	Executive Vice President – Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 20, 2013
/s/ Gregory A. Sandfort Gregory A. Sandfort	President and Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2013
/s/ James F. Wright James F. Wright	Executive Chairman of the Board	February 20, 2013
/s/ Johnston C. Adams Johnston C. Adams	Director	February 20, 2013
/s/ Peter D. Bewley Peter D. Bewley	Director	February 20, 2013
/s/ Jack C. Bingleman Jack C. Bingleman	Director	February 20, 2013
/s/ Richard W. Frost Richard W. Frost	Director	February 20, 2013
/s/ Cynthia T. Jamison Cynthia T. Jamison	Director	February 20, 2013
/s/ George MacKenzie George MacKenzie	Director	February 20, 2013
/s/ Edna K. Morris Edna K. Morris	Director	February 20, 2013



Shareholder Information

Corporate Address
Tractor Supply Company
200 Powell Place
Brentwood, TN 37027
(615) 440-4000

Internet Address
TractorSupply.com

Stock Exchange Listing
The NASDAQ Global Select Market
Ticker Symbol: TSCO

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43087
Providence, RI 02940

Investor Relations
Anthony F. Crudele,
Chief Financial Officer

Randy Guiler,
Director, Investor Relations
(615) 440-4000

Leigh Parrish/
Jennifer Milan
FTI Consulting,
Financial and Corporate PR Consultancy
(212) 850-5600

Independent Auditors
Ernst & Young LLP

Number of Stockholders
As of January 31, 2013, there were approximately 549 stockholders of record. This number excludes an estimated 64,000 individual stockholders holding stock under nominee security position listings.

Annual Meeting
May 2, 2013,
10:00 a.m. CDT
Tractor Supply Company
Store Support Center
200 Powell Place
Brentwood, TN 37027

Board of Directors

James F. Wright
Executive Chairman of the Board
Tractor Supply Company
Director
H&R Block

Cynthia T. Jamison (1)(2)(3*)
Lead Director
Tractor Supply Company
Chairman of the Board
Caribe Media, Inc.
Director
B & G Foods

John C. Adams, (2)(3)
Former Chairman and Chief Executive Officer
AutoZone, Inc.

Peter D. Bewley (1)(3)
Director
WD-40 Company
Former Senior Vice President—General Counsel and Secretary
Clorox Company

Jack C. Bingleman (1)(3)
President
JCB Consulting LLC and Indian River Asset Management, Inc.
Director
Domtar Corporation
Former President
Staples International

Richard W. Frost (1)(2)
Former Chief Executive Officer
Louisiana-Pacific Corporation
Director
Beacon Roof Supply

George MacKenzie (1*)
Non-Executive Chairman
American Water Works
Director
Safeguard Scientifics Inc.

Edna K. Morris (2*)(3)
Chief Executive Officer and Partner
Range Restaurant Group
Managing Director
Axum Capital Partners
Director
Einstein Noah Restaurant Group

Gregory A. Sandfort
President and Chief Executive Officer
Tractor Supply Company
Director
WD-40 Company

1. Audit Committee
2. Compensation Committee
3. Corporate Governance/Nominating Committee

*Committee Chairperson

Executive Officers

Gregory A. Sandfort
President and Chief Executive Officer

Anthony F. Crudele
Executive Vice President, Chief Financial Officer and Treasurer

Steve K. Barbarick
Executive Vice President, Merchandising and Marketing

Kimberly D. Vella
Senior Vice President and Chief People Officer

Benjamin F. Parrish, Jr.
Senior Vice President, General Counsel and Corporate Secretary

Alexander L. Stanton
Senior Vice President, Supply Chain

Lee Downing
Senior Vice President, Store Operations


TSC TRACTOR SUPPLY Co
200 Powell Place
Brentwood, TN 37027
(615) 440-4000
TractorSupply.com